   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 30, 1999

                                              1933 ACT REGISTRATION NO. 333-
                                              1940 ACT REGISTRATION NO. 811-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          /X/

                                      AND

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940      /X/

                            ------------------------

               LINCOLN NEW YORK ACCOUNT N FOR VARIABLE ANNUITIES

                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
                              (NAME OF DEPOSITOR)

               120 Madison Street, Suite 1700, Syracuse, NY 13202

              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE
                                 (315)428-8400

                            ------------------------

                                    COPY TO:

    ROBERT O. SHEPPARD, ESQUIRE              GEORGE N. GINGOLD, ESQUIRE
         120 Madison Street                    197 King Philip Drive
             Suite 1700                     West Hartford, CT 06117-1409
      Syracuse, New York 13202
(Name & Address of Agent of Service)

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

 As soon as practicable after the effective date of the Registration Statement.

    Title of Securities: Interests in a separate account under individual flexible payment deferred variable annuity contracts.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), SHALL DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

DELAWARE-LINCOLN NEW YORK CHOICEPLUS

LINCOLN NEW YORK ACCOUNT N FOR VARIABLE ANNUITIES

HOME OFFICE:
Lincoln Life & Annuity Company of New York
120 Madison Street
Ste. 1700
Syracuse, NY 13202
This prospectus describes an individual flexible premium deferred variable annuity contract. The contract is for use with nonqualified plans and retirement plans qualified under Section 408 of the tax code (IRAs) and Section 408A (Roth
IRA). In the future, we may offer the contract for other qualified plans. Generally, you do not pay federal income tax on the contract's growth until it is paid out. The contract is designed to accumulate ANNUITY ACCOUNT VALUE and to provide retirement income that you cannot outlive or for an agreed upon time. These benefits may be a variable or fixed amount or a combination of both. If you die before the ANNUITY DATE, we will pay your BENEFICIARY A DEATH BENEFIT. The minimum initial PREMIUM PAYMENT for the contract is:

1.  $1,500 for a nonqualified plan and for certain rollovers to IRA'S; and

2.  $1,000 for a qualified plan.
Additional PREMIUM PAYMENTS may be made to the contract and must be at least $25 if transmitted electronically; otherwise the minimum amount is $100. The minimum annual amount of subsequent premium payments is $100 per VAA subaccount, or $2,000 per fixed account guarantee period.
You choose whether your contract value accumulates on a variable or fixed (guaranteed) basis or both. We guarantee your principal and a minimum interest rate on premium payments you put into the fixed account. WE LIMIT TRANSFERS FROM THE FIXED ACCOUNT. A MARKET VALUE ADJUSTMENT (MVA) MAY BE APPLIED TO ANY SURRENDER OR TRANSFER FROM THE FIXED ACCOUNT BEFORE THE EXPIRATION OF A GUARANTEE PERIOD.
All PREMIUM PAYMENTS for benefits on a variable basis will be placed in Lincoln New York Account N for Variable Annuities (VARIABLE ANNUITY ACCOUNT [VAA]). The VAA is a segregated investment account of LNY. If you put all or some of your PREMIUM PAYMENTS into one or more of the contract's variable options, you take all of the investment risk on the ANNUITY ACCOUNT VALUE and the retirement income. If the SUBACCOUNTS you select make money, your CONTRACT VALUE goes up; if they lose money, your ANNUITY ACCOUNT VALUE goes down. How much the ANNUITY ACCOUNT VALUE goes up or down depends on the performance of the SUBACCOUNTS you select. WE DO NOT GUARANTEE HOW ANY OF THE VARIABLE OPTIONS OR THEIR FUNDS WILL PERFORM. ALSO, NEITHER THE U.S. GOVERNMENT NOR ANY FEDERAL AGENCY INSURES OR GUARANTEES YOUR INVESTMENT IN THE CONTRACT.

SERVICING OFFICE:
Delaware-Lincoln New York ChoicePlus
P.O. Box 7866
Fort Wayne, IN 46801
AIM Variable Insurance Funds, Inc.:
- AIM V.I. Growth Fund
- AIM V.I. International Equity Fund
- AIM V.I. Value Equity Fund
- AIM V.I. Capital Appreciation Fund
Alliance Variable Products Series Fund (Class B):
- Alliance Growth and Income Portfolio
- Alliance Growth Portfolio
- Alliance Premium Growth Portfolio
- Alliance Technology Portfolio
American Variable Insurance Series (Class 2):
- AVIS Global Small Capitalization Fund
- AVIS Growth Fund
- AVIS International Fund
- AVIS Growth and Income Fund
BT Insurance Funds Trust:
- BT Equity 500 Index Fund
Delaware Group Premium Fund Inc.:
-Delaware Premium Growth and Income Series
- Delaware Premium Delchester Series
- Delaware Premium Emerging Markets Series
- Delaware Premium REIT Series
- Delaware Premium Small Cap Value Series
- Delaware Premium Trend Series
- Delaware Premium Aggressive Growth Series
Franklin Templeton Variable Insurance Products
- Franklin Small Cap Investments Fund
- Franklin Mutual Share Investments Fund
- Templeton Global Growth Fund
Liberty Variable Investment Trust:
- Newport Tiger Fund
Lincoln National:
- Bond Fund
- Money Market Fund
MFS Variable Insurance Trust:
- MFS Emerging Growth Series
- MFS Research Series
- MFS Total Return Series
- MFS Utilities Series
Templeton Variable Products Series Fund (Class 2):
- Templeton International Fund
Variable Insurance Products Fund
- Fidelity VIP Equity-Income Portfolio
- Fidelity VIP Growth Portfolio
- Fidelity VIP Overseas Portfolio
Variable Insurance Products Fund III
- Fidelity VIP III Growth Opportunities Portfolio
This Prospectus gives you information about the contract that you should know before you decide to buy a contract and make PREMIUM PAYMENTS. You should also review the prospectuses for the funds that are attached, and keep these prospectuses for future reference.
NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THIS CONTRACT OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
You can obtain a Statement of Additional Information (SAI) about the contracts that has more information. Its terms are made part of this Prospectus. For a free copy, write: Delaware Lincoln New York Choice Plus, P.O. Box 7866, Fort Wayne, Indiana 46801, or call 1-888-868-2583. The SAI and other information about LNY and the VAA are also available on the SEC's web site (http:\\www.sec.gov). There is a table of contents for the SAI on the last page of this Prospectus.
Prospectus Dated:        , 2000

TABLE OF CONTENTS

                                       PAGE
-------------------------------------------
Special terms                            2
Expense tables                           3
Summary                                  7
Condensed financial information for
  the VAA                                9
Financial statements                     9
Lincoln Life & Annuity Company of
  New York                               9
Variable annuity account (VAA)           9
Investments of the variable annuity
  account                                9
Charges and other deductions            13
The contracts                           14
Annuity payouts                         17
Annuity options                         17

-------------------------------------------
                                       PAGE

Fixed side of the contract              19
Federal tax matters                     20
Voting rights                           24
Distribution of the contracts           24
Return privilege                        24
State regulation                        24
Records and reports                     24
Other information                       24
Preparing for Year 2000                 25
Statement of additional information
  table of contents for Lincoln Life
  Variable Annuity Account N
  Delaware-Lincoln ChoicePlus          B-1

SPECIAL TERMS

(We have ITALICIZED the terms that have special meaning throughout the Prospectus).

ACCOUNT OR VARIABLE ANNUITY ACCOUNT (VAA) -- The segregated investment account, Lincoln New York Account N for Variable Annuities, into which LNY sets aside and invests the assets for the variable side of the contract offered in this Prospectus.

ACCUMULATION UNIT -- A measure used to calculate ANNUITY ACCOUNT VALUE for the variable side of the contract before the ANNUITY DATE.

ANNUITANT -- The person upon whose life the ANNUITY BENEFIT PAYMENTS are based and made to after the ANNUITY DATE.

ANNUITY ACCOUNT VALUE -- At a given time before the ANNUITY DATE, the total value of all ACCUMULATION UNITS for a contract plus the value of the fixed side of the contract.

ANNUITY DATE -- The VALUATION DATE when values are withdrawn or converted into ANNUITY UNITS or fixed dollar payout for payment of retirement income benefits under the ANNUITY PAYOUT option you select.

ANNUITY PAYOUT -- An amount paid at regular intervals on a variable or fixed basis or a combination of both after the ANNUITY DATE under one of several options available to the ANNUITANT and/or any other payee.

ANNUITY UNIT -- A measure used to calculate the amount of each ANNUITY PAYOUT after the ANNUITY DATE. See Annuity payout.

BENEFICIARY -- The person you choose to receive any DEATH BENEFIT paid if you die before the ANNUITY DATE.

CONTRACTOWNER (you, your, owner) -- The person who can exercise the rights within the contract (e.g., decides on investment allocations, transfers, payout option, designates the BENEFICIARY, etc.) Usually, but not always, the owner is the ANNUITANT.

CONTRACT YEAR -- Each one-year period starting with the effective date of the contract and ending with each contract anniversary after that.

DEATH BENEFIT -- An amount payable to your designated BENEFICIARY if you die before the ANNUITY DATE.

LINCOLN LIFE -- The Lincoln National Life Insurance Company.

LNC -- Lincoln National Corporation.

LINCOLN NEW YORK (we, us, our) -- Lincoln Life & Annuity Company of New York.

PREMIUM PAYMENTS -- Amounts paid into the contract.

SAI -- Statement of Additional Information.

SUBACCOUNT -- The portion of the VAA that reflects investments in ACCUMULATION and ANNUITY UNITS of a particular fund available under the contract.

VALUATION DATE -- Each day the New York Stock Exchange (NYSE) is open for trading.

VALUATION PERIOD -- The period starting at the close of trading (currently
4:00 p.m. New York time) on each VALUATION DATE and ending at the close of such trading on the next VALUATION DATE.

EXPENSE TABLES
SUMMARY OF CONTRACTOWNER EXPENSES:

The maximum surrender charge (contingent deferred sales charge) as a percentage of PREMIUM PAYMENTS surrendered/ withdrawn: 6%

Transfer fee:                  $10

The surrender charge percentage is reduced over time. The later the redemption occurs, the lower the surrender charge with respect to that surrender or withdrawal. We may waive this charge in certain situations. See Charges and other deductions -- Surrender charge.

A market value adjustment (MVA) may be applied to surrenders or transfers (except for dollar cost averaging and account rebalancing) from a fixed account guarantee period amount. See Fixed side of the contract.

The transfer charge will not be imposed on the first 12 transfers during a CONTRACT YEAR. We reserve the right to charge a $10 fee for transfers over 12 times during any CONTRACT YEAR. Automatic dollar cost averaging and automatic rebalancing transfers are not included in these first twelve transfers.

ACCOUNT N ANNUAL EXPENSES FOR DELAWARE-LINCOLN NEW YORK CHOICEPLUS
SUBACCOUNTS:
(as a percentage of average account value)

Mortality and expense risk charge....................   1.25%
Administrative charge................................    .15%
                                                        ----
Total annual charge for each Delaware-Lincoln
  ChoicePlus SUBACCOUNT..............................   1.40%

FUND ANNUAL EXPENSES FOR THE YEAR ENDED DECEMBER 31, 1998:
(as a percentage of each fund's average net assets):

                                                   MANAGEMENT                                   OTHER
                                                   FEES                                         EXPENSES
                                                   (AFTER ANY            -                  +   (AFTER ANY         =
                                                   WAIVERS/                     12b-1           WAIVERS/
                                                   REIMBURSEMENTS)              FEES            REIMBURSEMENTS)
                                                   ---------------              --------        ---------------
1.   AIM V.I. Capital Appreciation Fund..........        0.62%                    0.00%               0.05%
2.   AIM V.I. Growth Fund........................        0.64                     0.00                0.08
3.   AIM V.I. International Equity Fund..........        0.75                     0.00                0.16
4.   AIM V.I. Value Equity Fund..................        0.61                     0.00                0.05
5.   Alliance Growth Portfolio...................        0.75                     0.25                0.12
6.   Alliance Growth and Income Portfolio........        0.63                     0.25                0.10
7.   Alliance Premier Growth Portfolio(1)........        0.97                     0.25                0.09
8.   Alliance Technology Portfolio(1)............        0.81                     0.25                0.14
9.   AVIS Global Smallcap-Class 2 Series(2)......        0.79                     0.25                0.03
10.  AVIS Growth-Class 2 Series..................        0.40                     0.25                0.01
11.  AVIS Growth-Income-Class 2 Series...........        0.35                     0.25                0.01
12.  AVIS International-Class 2 Series...........        0.57                     0.25                0.09
13.  BT Equity 500 Index Fund(3).................        0.20                     0.00                0.10
14.  Delaware Premium Select Growth
      Series(4)(5)...............................        0.68                     0.00                0.17
15.  Delaware Premium Delchester Series(5).......        0.65                     0.00                0.10
16.  Delaware Premium Emerging Markets
      Series(5)(6)...............................        1.08                     0.00                0.42
17.  Delaware Premium Growth and Income
      Series(5)..................................        0.60                     0.00                0.11
18.  Delaware Premium REIT Series(5)(6)(7).......        0.58                     0.00                0.27
19.  Delaware Premium Small Cap Value
      Series(5)..................................        0.75                     0.00                0.10
20.  Delaware Premium Trend Series(5)............        0.75                     0.00                0.10
21.  Fidelity VIP Equity-Income Portfolio
      (Initial Class)(8).........................        0.49                     0.00                0.09
22.  Fidelity VIP Growth Portfolio (Initial
      Class)(8)..................................        0.59                     0.00                0.09
23.  Fidelity VIP III Growth Opportunities
      Portfolio (Initial Class)(8)...............        0.59                     0.00                0.12
24.  Fidelity VIP Overseas Portfolio (Initial
      Class)(8)..................................        0.74                     0.00                0.17
25.  Franklin SmallCap-Class 2 Fund(9)...........        0.75                     0.25                0.02
26.  Franklin Mutual Shares-Class 2 Fund(9)......        0.75                     0.25                0.05
27.  Liberty Newport Tiger Fund..................        0.90                     0.00                0.40

     TOTAL
     EXPENSES
     (AFTER ANY
     WAIVERS/
     REIMBURSEMENTS)
     ---------------
1.         0.67%
2.         0.72
3.         0.91
4.         0.66
5.         1.12
6.         0.98
7.         1.31
8.         1.20
9.         1.07
10.        0.66
11.        0.61
12.        0.91
13.        0.30
14.
           0.85
15.        0.75
16.
           1.50
17.
           0.71
18.        0.85
19.
           0.85
20.        0.85
21.
           0.58
22.
           0.68
23.
           0.71
24.
           0.91
25.        1.02
26.        1.05
27.        1.30

                                                   MANAGEMENT                                   OTHER
                                                   FEES                                         EXPENSES
                                                   (AFTER ANY            -                  +   (AFTER ANY         =
                                                   WAIVERS/                     12b-1           WAIVERS/
                                                   REIMBURSEMENTS)              FEES            REIMBURSEMENTS)
                                                   ---------------              --------        ---------------
28.  Lincoln National Bond Fund..................        0.44                     0.00                0.13
29.  Lincoln National Money Market Fund..........        0.48                     0.00                0.11
30.  MFS Variable Trust Emerging Growth
      Series(10).................................        0.75                     0.00                0.10
31.  MFS Variable Trust Research Series(10)......        0.75                     0.00                0.11
32.  MFS Variable Trust Total Return
      Series(10).................................        0.75                     0.00                0.16
33.  MFS Variable Trust Utilities Series(10).....        0.75                     0.00                0.26
34.  Templeton Global Growth-Class 2 Fund(9).....        0.83                     0.25                0.05
35.  Templeton International-Class 2 Fund(11)....        0.69                     0.25                0.17

     TOTAL
     EXPENSES
     (AFTER ANY
     WAIVERS/
     REIMBURSEMENTS)
     ---------------
28.        0.57
29.        0.59
30.
           0.85
31.        0.86
32.
           0.91
33.        1.01
34.        1.13
35.        1.11

(1) Management Fees are stated net of waivers and/or reimbursements. Absent fee waivers and/or reimbursements, the fee paid to Alliance by the Portfolio, as a percentage of average net assets, would have been: 1.00% for Premier Growth and Technology.

(2) These expenses are annualized. The fund began operations on April 30, 1998.

(3) Under the Advisory Agreement with Bankers Trust Company (the "Advisor"), the fund will pay an advisory fee at an annual percentage rate of 0.20% of the average daily net assets of the fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the fund for certain expenses so the fund's total operating expenses will not exceed 0.30% of average daily net assets. If this reimbursement were not in place, the total operating expenses for the year ended December 31, 1998, would have been 1.19%.

(4) The Select Growth Series had not commenced operations as of December 31, 1998. Expenses shown are based on estimated and annualized amounts. Actual expenses may be greater or less than shown. The investment advisor for the Select Growth Series is Delaware Management Company, Inc. ("Delaware Management"). Effective May 1, 1999 through April 30, 2000, the investment advisor for the Series of DGPF has agreed voluntarily to waive its management fees and reimburse the Series for expenses to the extent that total expense will not exceed 0.85% for the Select Growth Series. The fee ratio shown above has been restated, if necessary, to reflect the new voluntary limitations which took effect on May 1, 1999. The declaration of a voluntary expense limitation does not bind the investment advisor to declare future expense limitations with respect to the Fund.

(5) The investment advisor for the Growth and Income Series (formerly known as "Decatur Total Return Series"), Delchester Series, Trend Series, Select Growth, Small Cap Value Series, and REIT Series is Delaware Management Company, Inc. ("Delaware Management"). The investment advisor for the Emerging Market Series is Delaware International Advisers, Limited ("Delaware International"). Effective May 1, 1999 through April 30, 2000, the investment advisers for the Series of DGPF have agreed voluntarily to waive their management fees and reimburse each Series for expenses to the extent that total expenses will not exceed 0.80% for the Growth and Income Series and Delchester Series; 0.85% for the REIT Series, Trend Series, Small Cap Value Series, and 1.50% for the Emerging Market Series. The fee ratios shown have been restated, if necessary, to reflect the new voluntary limitations which took effect May 1, 1999. The declaration of a voluntary expense limitation does not bind the investment adviser to declare future expense limitations with respect to these Funds. Pursuant to a vote of the Fund's shareholder on March 17, 1999, a new management fee structure based on average daily net assets was approved. The above ratios have been restated to reflect the new management fee structure which took effect on May 1, 1999.

(6) For the fiscal year ended December 31, 1998, before waiver and/or reimbursement by the investment adviser, total Series expenses as a percentage of average daily net assets were 1.02% for REIT Series, and 1.67% for Emerging Markets Series.

(7) The REIT Series commenced operations on May 1, 1998. Expenses shown are based on annualized amounts. Actual expenses may be greater or less than shown.

(8) A portion of the brokerage commissions that certain funds pay was used to reduce fund expenses. In addition, Fidelity Management & Research Company ("FMR") on behalf of certain funds, has entered into arrangements with their custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. Including these reductions, the total operating expenses presented in the table would have been 0.57% for VIP Equity-Income; 0.66% for VIP Growth; 0.89% for VIP Overseas and 0.70% for VIP III Growth Opportunities.

(9) Because Franklin Templeton Variable Insurance Products Trust Class 2 shares are new, the figures above (other than 12B-1 fees) are estimates based on the historical expenses of each fund's Class 1 shares. Class 2 shares have a distribution plan, which is described in the funds' prospectuses. The fund administration fee is a direct expense for the Franklin Mutual Shares Fund, Franklin Small Cap and Templeton Global Growth Funds pay for similar services indirectly through the management fee.

(10) Each series has an expense offset arrangement, which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend-disbursing agent. Each series may enter into other such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. Expenses do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. MFS has agreed to bear expenses for these series, subject to reimbursement by these series, such that each such series' "Other Expenses" shall not exceed the following percentages of the average daily net assets of the series during the current fiscal year: 0.25% except for the Emerging Growth Series and the Research Series, which have no such limitation. The payments made by MFS on behalf of each series under this arrangement are subject to reimbursement by the series to MFS, which will be accomplished by the payment of an expense reimbursement fee by the series to MFS computed and paid monthly at a percentage of the series' average daily net assets for its then current fiscal year, with a limitation that immediately after such payment of the series', "Other Expenses" will not exceed the percentage set forth above for that series. The obligation of MFS to bear a series' "Other Expenses" pursuant to this arrangement, and the series' obligation to pay the reimbursement fee to MFS, terminates on the earlier of the date on which payments made by the series' equal the prior payment of such reimbursable expenses by MFS, or December 31, 2004.

(11) Class 2 Shares have a distribution plan which is described in the funds' prospectus.

EXAMPLES
(expenses of the SUBACCOUNTS and the funds)

If you surrender your contract at the end of the time period shown, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                                   1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                   ------   -------   -------   --------
1.   AIM V.I. Capital Appreciation Fund..........................   $81      $114      $137       $218
2.   AIM V.I. Growth Fund........................................    82       115       139        222
3.   AIM V.I. International Equity Fund..........................    82       115       139        222
4.   AIM V.I. Value Equity Fund..................................    83       120       148        238
5.   Alliance Growth Portfolio...................................    86       128       164        286
6.   Alliance Growth and Income Portfolio........................    84       122       151        243
7.   Alliance Premier Growth Portfolio...........................    87       132       166        269
8.   Alliance Technology Portfolio...............................    86       129       161        260
9.   AVIS Global Smallcap-Class 2 Series.........................    85       125       155        250
10.  AVIS Growth-Class 2 Series..................................    81       113       136        217
11.  AVIS Growth-Income-Class 2 Series...........................    80       112       134        213
12.  AVIS International-Class 2 Series...........................    83       120       148        238
13.  BT Equity 500 Index Fund....................................    77       103       119        186
14.  Delaware Premium Select Growth Series.......................    83       119       145        233
15.  Delaware Premium Delchester Series..........................    83       119       145        233
16.  Delaware Premium Emerging Markets Series....................    85       124       154        241
17.  Delaware Premium Growth and Income Series...................    81       115       139        221
18.  Delaware Premium REIT Series................................    83       119       145        233
19.  Delaware Premium Small Cap Value Series.....................    83       119       145        233
20.  Delaware Premium Trend Series...............................    83       119       145        233
21.  Fidelity VIP Equity-Income Portfolio (Initial Class)........    80       111       133        210
22.  Fidelity VIP Growth Portfolio (Initial Class)...............    81       114       137        219
23.  Fidelity VIP III Growth Opportunities Portfolio (Initial
       Class)....................................................    81       115       139        221
24.  Fidelity VIP Overseas Portfolio (Initial Class).............    83       120       148        238
25.  Franklin SmallCap-Class 2 Fund..............................    85       124       153        247
26.  Franklin Mutual Shares-Class 2 Fund.........................    85       124       154        249
27.  Liberty Newport Tiger Fund..................................    87       132       165        268
28.  Lincoln National Bond Fund..................................    80       111       132        210
29.  Lincoln National Money Market Fund..........................    80       111       133        211
30.  MFS Variable Trust Emerging Growth Series...................    83       119       145        233
31.  MFS Variable Trust Research Series..........................    83       119       146        234
32.  MFS Variable Trust Total Return Series......................    83       120       148        238
33.  MFS Variable Trust Utilities Series.........................    84       123       152        246
34.  Templeton Global Growth-Class 2 Fund........................    86       127       158        255
35.  Templeton International-Class 2 Fund........................    85       126       157        254

If you do not surrender your contract, or if you annuitize, you would pay for the following expenses on a $1,000 investment, assuming a 5% annual return.

                                                                   1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                                                   ------   -------   -------   --------
1.   AIM V.I. Capital Appreciation Fund..........................   $21      $ 64      $107       $218
2.   AIM V.I. Growth Fund........................................    22        65       109        222
3.   AIM V.I. International Equity Fund..........................    22        65       109        222
4.   AIM V.I. Value Equity Fund..................................    23        70       118        238
5.   Alliance Growth Portfolio...................................    26        78       134        286
6.   Alliance Growth and Income Portfolio........................    24        72       121        243
7.   Alliance Premier Growth Portfolio...........................    27        82       136        269
8.   Alliance Technology Portfolio...............................    26        79       131        260
9.   AVIS Global Smallcap-Class 2 Series.........................    25        75       125        250
10.  AVIS Growth-Class 2 Series..................................    21        63       105        217
11.  AVIS Growth-Income-Class 2 Series...........................    20        62       104        213
12.  AVIS International-Class 2 Series...........................    23        70       118        238
13.  BT Equity 500 Index Fund....................................    27        53        89        186
14.  Delaware Premium Select Growth Series.......................    23        69       115        233
15.  Delaware Premium Delchester Series..........................    23        69       115        233
16.  Delaware Premium Emerging Markets Series....................    25        74       124        241
17.  Delaware Premium Growth and Income Series...................    21        65       109        221
18.  Delaware Premium REIT Series................................    23        69       115        233
19.  Delaware Premium Small Cap Value Series.....................    23        69       115        233
20.  Delaware Premium Trend Series...............................    23        69       115        233
21.  Fidelity VIP Equity-Income Portfolio (Initial Class)........    20        61       103        210
22.  Fidelity VIP Growth Portfolio (Initial Class)...............    21        64       107        219
23.  Fidelity VIP III Growth Opportunities Portfolio (Initial
       Class)....................................................    21        65       109        221
24.  Fidelity VIP Overseas Portfolio (Initial Class).............    23        70       118        238
25.  Franklin SmallCap-Class 2 Fund..............................    25        74       123        247
26.  Franklin Mutual Shares-Class 2 Fund.........................    25        74       124        249
27.  Liberty Newport Tiger Fund..................................    27        82       135        268
28.  Lincoln National Bond Fund..................................    20        61       102        210
29.  Lincoln National Money Market Fund..........................    20        61       103        211
30.  MFS Variable Trust Emerging Growth Series...................    23        69       115        233
31.  MFS Variable Trust Research Series..........................    23        69       116        234
32.  MFS Variable Trust Total Return Series......................    23        70       118        238
33.  MFS Variable Trust Utilities Series.........................    24        73       122        246
34.  Templeton Global Growth-Class 2 Fund........................    26        77       128        255
35.  Templeton International-Class 2 Fund........................    25        76       127        254

We provide these examples to help you understand the direct and indirect costs and expenses of the contract.

For more information, see Charges and other deductions in this Prospectus, and in the Prospectuses for the funds. Premium taxes may also apply, although they do not appear in the examples. THESE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE MORE OR LESS THAN THOSE SHOWN.

SUMMARY

WHAT KIND OF CONTRACT AM I BUYING?

It is an individual annuity contract issued by LNY. It may provide for a fixed annuity and/or a variable annuity. This Prospectus describes the variable side of the contract. See The contracts.

WHAT IS THE VARIABLE ANNUITY ACCOUNT (VAA)?

It is a separate account we established under New York insurance law, and registered with the SEC as a unit investment trust. We allocate VAA assets to one or more SUBACCOUNTS, according to your investment choices. VAA assets are not chargeable with liabilities arising out of any other business which LNY may conduct. See Variable annuity account (VAA).

WHAT ARE MY INVESTMENT CHOICES?

Based upon your instruction, the VAA applies premium payments to buy shares in one or more of the following investment options: AIM VI Growth Fund, AIM VI Value Equity Fund, AIM VI International Equity Fund, AIM VI Capital Appreciation Fund, Alliance Growth and Income Portfolio, Alliance Growth Portfolio, Alliance Technology Portfolio, Alliance Premier Growth Portfolio, AVIS Global Small Capitalization Fund, AVIS Growth Fund, AVIS International Fund, AVIS Growth-Income Fund, BT Equity 500 Index Fund, Delaware Premium Growth & Income Series, Delaware Premium Delchester Series, Delaware REIT Series, Delaware Emerging Markets Series, Delaware Small Cap Value Series, Delaware Trend Series, Delaware Premium Aggresive Growth Series, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP Overseas Portfolio, Fidelity VIP III Growth Opportunities Portfolio, Liberty Newport Tiger Fund, Lincoln National Money Market Fund, Lincoln National Bond Fund, MFS Emerging Growth Series, MFS Research Series, MFS Total Return Series, MFS Utilities Series, Franklin Small Cap Investments Fund, Franklin Mutual Share Investments Fund, Templeton International Fund, Templeton Global Growth Fund.

HOW DOES THE CONTRACT WORK?

If we approve your application, we will send you a contract. When make PREMIUM PAYMENTS during the accumulation phase, you buy ACCUMULATION UNITS. If you later decide to receive retirement income payments, your ACCUMULATION UNITS are converted to ANNUITY UNITS. We base your retirement income payments on the number of ANNUITY UNITS you received and the value of each ANNUITY UNIT on payout days. See Charges and other deductions -- The contracts.

WHAT CHARGES DO I PAY?

If you withdraw from your ANNUITY ACCOUNT, you pay a surrender or withdrawal charge which may range from 0% to 6%, depending upon how many CONTRACT YEARS your premium payments have been in the contract. We may waive surrender charges in certain situations. See Charges and other deductions -- Surrender charge.

We reserve the right to charge a $10 fee for transfers over 12 times during any CONTRACT YEAR, excluding automatic dollar cost averaging and automatic rebalancing program transfers.

The surrender or transfer of value from a fixed account guaranteed period may be subject to a market value adjustment (MVA). See Fixed side of the contract.

We will deduct any applicable premium tax from PREMIUM PAYMENTS or ANNUITY ACCOUNT VALUE at the time the tax is incurred or at another time we choose.

We apply an annual charge totaling 1.40% to the daily net asset value of the VAA. This charge includes 0.15% as an administrative charge and 1.25% as a mortality and expense risk charge. See Charges and other deductions. We may waive these charges in certain situations.

The funds' investment management fees, expenses and expense limitations, if applicable, are more fully described in the funds' Prospectuses.

WHAT PREMIUM PAYMENTS DO I MAKE, AND HOW OFTEN?

Subject to minimum and maximum PREMIUM PAYMENT AMOUNTS, your PREMIUM PAYMENTS are completely flexible. See The contracts -- premium payments.

HOW WILL MY ANNUITY PAYOUTS BE CALCULATED?

If you decide to annuitize, you may select an annuity option and start receiving retirement income payments from your contract as a fixed option or variable option or a combination of both. See Annuity Payouts -- Annuity Options.

REMEMBER THAT PARTICIPANTS IN THE VAA BENEFIT FROM ANY GAIN, AND TAKE A RISK OF ANY LOSS IN THE VALUE OF THE SECURITIES IN THE FUNDS' PORTFOLIOS.

WHAT HAPPENS IF I DIE BEFORE I ANNUITIZE?

Your BENEFICIARY will receive the greatest of the PREMIUM PAYMENTS, ANNUITY ACCOUNT VALUE or the highest ANNUITY ACCOUNT VALUE as of the most recent CONTRACT ANNIVERSARY occurring on or before the CONTRACTOWNER'S 80th birthday. Your BENEFICIARY has options as to how the DEATH BENEFIT is paid. See The contracts -- death benefit before the ANNUITY DATE.

MAY I TRANSFER CONTRACT VALUE AMONG VARIABLE OPTIONS AND BETWEEN THE FIXED SIDE AND VARIABLE SIDE OF THE CONTRACT?

Yes, with certain limits. See The contracts -- Transfers between SUBACCOUNTS on or before the ANNUITY DATE; Transfers after the ANNUITY DATE; and Transfers to and from a Fixed Account on or before the ANNUITY DATE.

MAY I SURRENDER THE CONTRACT OR MAKE A WITHDRAWAL?

Yes, subject to contract requirements and to restrictions of any qualified retirement plan for which the contract was purchased. See The Contracts -- Surrenders and withdrawals. If you surrender the contract or make a withdrawal, certain charges may apply. In addition, if you decide to take a distribution before age 59-1/2, a 10% Internal Revenue Service (IRS) tax penalty may apply. A surrender or withdrawal may also be subject to 20% withholding. See Federal tax matters.

DO I GET A FREE LOOK AT THIS CONTRACT?

Yes. You can cancel the contract within ten days of the date you first received the contract. You need to return the contract, postage prepaid, to our Servicing Office. You assume the risk of any market drop on PREMIUM PAYMENTS you allocate to the variable side of the contract. See Return privilege.

CONDENSED FINANCIAL INFORMATION FOR THE VARIABLE ANNUITY ACCOUNT

ACCUMULATION UNIT VALUES

No condensed financial information for the VAA is presented because as of December 28, 1999, the Account had not yet commenced operations.

FINANCIAL STATEMENTS

The audited statutory-basis financial statements of LNY as of December 31, 1998 and 1997 and for the years ended December 31, 1998 and 1997 and the period from June 6, 1996 to December 31, 1996 may be found in the Statement of Additional Information. No financial statements are included for the VAA because as of December 31, 1998, the Account had not yet commenced operations.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LNY is a life insurance company founded in New York on June 6, 1996. LNY is a subsidiary of LINCOLN LIFE. LINCOLN LIFE is one of the largest stock life insurance companies in the United States. LINCOLN LIFE, an Indiana corporation, is owned by Lincoln National Corp. (LNC) which is also organized under Indiana law. LNC's primary businesses are insurance and financial services.

VARIABLE ANNUITY ACCOUNT (VAA)

On March 11, 1999, the VAA was established as an insurance company separate account under New York law. It is registered with the SEC as a unit investment trust under the provisions of the Investment Company Act of 1940 (1940 Act). The SEC does not supervise the VAA or LNY. The VAA is a segregated investment account, meaning that its assets may not be charged with liabilities resulting from any other business that we may conduct. Income, gains and losses, whether realized or not, from assets allocated to the VAA are, in accordance with the applicable annuity contracts, credited to or charged against the VAA. They are credited or charged without regard to any other income, gains or losses of LNY. The VAA satisfies the definition of separate account under the federal securities laws. We do not guarantee the investment performance of the VAA. Any investment gain or loss depends on the investment performance of the funds. You assume the full investment risk for all amounts placed in the VAA.

The VAA may be used to support other contracts offered by LNY in addition to the contracts described in this Prospectus.

INVESTMENTS OF THE VARIABLE ANNUITY ACCOUNT

You decide the SUBACCOUNT(S) to which you allocate PREMIUM PAYMENTS. You may change your allocation without penalty or charges. Shares of the funds will be sold at net asset value with no initial sales charge to the VAA in order to fund the contracts. Each fund is required to redeem fund shares at net asset value upon our request. We reserve the right to add, delete or substitute funds, subject to compliance with applicable law.

INVESTMENT ADVISORS

The funds and their investment advisors are:

AIM Variable Insurance Funds, Inc. ("AIM V.I. Funds"), managed by A I M Advisors, Inc., 11 Greenway Plaza, Suite 100, Houston, TX 77046-1173.

Alliance Variable Product Series Fund managed by Alliance Capital Management, L.P., 1345 Avenue of the Americas, New York, NY 10105.

American Variable Insurance Series managed by Capital Research & Management Company, 333 South Hope Street, Los Angeles, CA 90071

BT Insurance Funds Trust (the "BT Insurance Trust") managed by Bankers Trust Company, 130 Liberty Street, (One Bankers Trust Plaza), New York, NY 10006.

Delaware Group Premium Fund Inc., ("Delaware Group"), managed by Delaware Management Company, One Commerce Square, Philadelphia, PA 19103. The Emerging Markets funds are managed by Delaware International Advisers Ltd., 80 Cheapside, London, England, ECV2 6EE.

Fidelity VIP Equity-Income Portfolio, Fidelity VIP Growth Portfolio, Fidelity VIP overseas Portfolio and Fidelity VIP III Growth Opportunities Portfolio managed by Fidelity Management and Research Company 82 Devonshire Street, Boston, MA 02109.

Franklin Small Cap Investments and Frank Mutual Share Investments managed by Franklin Advisers, Inc. 777 Mariners Island Blvd., San Mateo, CA 94403.

Liberty Variable Investment Trust ("Liberty Variable Trust"), managed by Liberty Advisory Series Corp., 125 High Street, Boston, MA 02110 and sub-advised by Colonial Management Associates, Inc. and Newport Fund Management, Inc.

Lincoln National Bond Fund, Inc., and Lincoln National Money Market Fund, Inc., managed by Lincoln Investment Management, Inc., 200 East Berry Street, Fort Wayne, IN 46802.

MFS-Registered Trademark- Variable Insurance Trust ("MFS Variable Trust") managed by Massachusetts Financial Services Company, 500 Boylston Street, Boston, MA 02116.

Templeton Global Growth Fund managed by Templeton Global Advisors, Layford Cay, Nassau, N.P. Bahamas.

Templeton International Fund managed by Templeton Investment Counsel, 500 East Broward Blvd., Fort Lauderdale, FL 33394.

The Delaware Premium Delchester Series, Delaware Premium Emerging Markets Series, Fidelity VIP Equity-Income Portfolio, Fidelity VIP Overseas Portfolio, MFS Emerging Growth Series, MFS Research Series, MFS Total Return Series, and MFS Utilities Series may invest in non-investment grade, high yield, high- risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual fund prospectuses.

As compensation for their services to a fund, the investment advisors receive a fee from each fund, which is accrued daily and paid monthly. This fee is based on the net assets of each fund.

With respect to a fund, the advisor and/or distributor, or an affiliate thereof, may compensate LNY or an affiliate for administrative, distribution, or other services. It is anticipated that such compensation will be based on assets of the particular fund attributable to the contracts along with certain other variable contracts issued or administered by LNY or an affiliate.

The funds' shares are issued and redeemed only in connection with variable annuity contracts and variable life insurance policies (mixed funding) issued through separate accounts of LNY and other life insurance companies (shared funding). The funds do not foresee any disadvantage to CONTRACTOWNERS arising out of mixed or shared funding. Nevertheless, the funds' Boards intend to monitor events in order to identify any material irreconcilable conflicts which may possibly arise and to determine what action, if any, should be taken in response thereto. If such a conflict were to occur, one of the separate accounts might withdraw its investment in a fund. This might force a fund to sell portfolio securities at disadvantageous prices.

DESCRIPTION OF THE FUNDS

Certain funds offered under this contract have similar investment objectives and policies to other portfolios managed by the advisor or sub-advisor. The investment results of the funds, however, may be higher or lower than the other portfolios that are managed by the advisor or sub-advisor. There can be no assurance, and no representation is made, that the investment results of any of the funds will be comparable to the investment results of any other portfolio managed by the advisor or sub-advisor.

Following are brief summaries of the investment objectives and policies of the funds. Each fund is subject to certain investment policies and restrictions which may not be changed without a majority vote of shareholders of that fund. More detailed information may be obtained from the current Prospectus for the fund which accompanies or precedes this Prospectus. PLEASE BE ADVISED THAT THERE IS NO ASSURANCE THAT ANY OF THE FUNDS WILL ACHIEVE THEIR STATED OBJECTIVES.

  1. AIM V.I. Growth Fund: Seeks growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum.

  2. AIM V.I. International Equity Fund: Seeks to provide long-term growth of capital by investing in a diversified portfolio of international equities whose issuers are considered to have strong earnings momentum.

  3. AIM V.I. Value Fund: Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by its investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to the current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.

  4. AIM V.I. Capital Appreciation Fund: Seeks growth of capital through investment in common stocks, with emphasis on medium and small-sized growth companies. The investment advisor will be particularly interested in companies that are likely to benefit from new or innovative products, services or processes that should enhance such companies prospects' for future growth in earnings.

  5. Alliance Premier Growth Portfolio (class B): Seeks long-term growth of capital by investing predominantly in the equity securities of a limited number of large, carefully selected, high-quality U.S. companies that are judged likely to achieve superior earnings growth.

  6. Alliance Growth and Income Portfolio (class B): Seeks reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio also may invest in fixed-income securities and convertible securities.

  7. Alliance Growth Portfolio (class B): Seeks to provide long-term growth of capital. Current income is only an incidental consideration. The portfolio invests primarily in equity securities of companies with favorable earnings outlooks, which have long-term growth rates that are expected to exceed that of the U.S. economy over time.

  8. Alliance Technology Portfolio (class B): Emphasizes growth of capital and invests for capital appreciation. Current income is only an incidental consideration. The portfolio may seek income by writing listed call options. The portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes).

  9. AVIS Global Small Capitalization Fund (class 2): Seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.2 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

  10. AVIS Growth Fund (class 2): Seeks to make your investment grow by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

  11. AVIS International Fund (class 2): Seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

  12. AVIS Growth and Income Fund (class 2): Seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.

  13. BT Equity 500 Index Fund: Seeks to match the performance of the stock market as represented by Standard & Poor's 500-Registered Trademark-Index, before fund expenses.

  14. Delaware Premium Growth and Income Series: Seeks the highest possible total return by investing in stocks that exhibit the potential for growth while providing higher than average dividend income.

  15. Delaware Premium Delchester Series: Seeks as high a level of current income as possible by investing in rated and unrated corporate bonds (including high risk, high-yield bonds commonly known as junk bonds), U.S. government securities and commercial paper. An investment in this series may involve greater risks than an investment in a portfolio comprised primarily of investment grade bonds.

  16. Delaware Premium Emerging Markets Series: Seeks long-term growth by investing primarily in stocks of companies located or operating in emerging or developing countries.

  17. Delaware Premium REIT Series: Seeks to achieve maximum long-term total return by investing primarily in the securities of real estate investment trusts and real estate operating companies.

  18. Delaware Premium Small Cap Value Series: Seeks growth by investing primarily in stocks of small cap companies whose market values appear low relative to underlying value or future earnings and growth potential.

  19. Delaware Premium Trend Series: Seeks long-term growth by investing primarily in stocks of small companies and convertible securities of emerging and other growth-oriented companies.

  20. Delaware Premium Aggressive Growth Series: Seeks long-term capital appreciation by primarily investing in common stocks of companies that have the potential for high earnings growth. Companies of any size are considered, as long as they are larger than $300 million in market capitalization.

  21. Fidelity VIP Equity-Income Portfolio: Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard and Poor's 500 Index (S&P 500).

  22. Fidelity VIP Growth Portfolio: Seeks long-term capital appreciation. The portfolio normally purchases common stocks.

  23. Fidelity VIP Overseas Portfolio: Seeks long-term growth of capital by investing primarily in foreign securities.

  24. Fidelity VIP III Growth Opportunities Portfolio: Seeks capital growth by investing primarily in common stocks.

  25. Franklin Small Cap Investments Fund (class 2): Seeks long-term capital growth by investing in equity securities of U.S. small cap growth companies. Small cap companies are generally those with market cap values of less than $1.5 billion at time of purchase.

  26. Franklin Mutual Shares Investments Fund (class 2): Seeks capital appreciation with income as a secondary goal. It invests in equity securities of companies that the manager believes are available at market prices less than their actual value on certain recognized or objective criteria.

  27. Liberty Newport Tiger Fund: Seeks long-term capital growth by investing primarily in the stocks of high quality international companies located in the nine "Tigers" of Asia: Hong Kong, China, Singapore, Malaysia, Thailand, Indonesia, the Philippines, South Korea and Taiwan.

  28. Lincoln National Bond Fund: Seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium- and long-term corporate and government bonds.

  29. Lincoln National Money Market Fund: Seeks maximum current income consistent with the preservation of capital. The fund invests in short-term obligations issued by U.S. corporations; the U.S. Government; and federally chartered banks and U.S. branches of foreign banks.

  30. MFS Emerging Growth Series: Seeks to provide long-term growth by investing primarily in the common stocks of companies the managers believe are in the early stages of their life cycle but which have the potential to become major enterprises.

  31. MFS Research Series: Seeks long-term growth and future income by investing primarily in equity companies believed to possess better than average prospects for long-term growth. A committee of investment research analysts selects the securities for the fund, with individual analysts responsible for choosing securities within an assigned industry.

  32. MFS Total Return Series: Seeks to provide above-average income consistent with the prudent employment of capital and to provide a reasonable opportunity for capital growth and income. The fund invests in a broad range of securities, including short-term obligations, and may be diversified not only by company and industry, but also by security type.

  33. MFS Utilities Series: Seeks capital growth and current income by investing the majority of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

  34. Templeton International Fund (class 2): Seeks long-term capital growth. It invests primarily in stocks of companies outside the United States, including emerging markets. Any income realized will be incidental.

  35. Templeton Global Growth Fund (class 2): Seeks long-term capital growth. It invests primarily in equity securities issued by companies, large and small, in various nations throughout the world, including the United States and emerging markets.

FUND SHARES

We will purchase shares of the funds at net asset value and direct them to the appropriate SUBACCOUNTS of the VAA. We will redeem sufficient shares of the appropriate funds to pay ANNUITY PAYOUTS, DEATH BENEFITS, surrender/ withdrawal proceeds or for other purposes described in the contract. If you want to transfer all or part of your investment from one SUBACCOUNT to another, we may redeem shares held in the first and purchase shares of the other. Redeemed shares are retired, but they may be reissued later.

Shares of the funds are not sold directly to the general public. They are sold to LNY, and may be sold to other insurance companies, for investment of the assets of the SUBACCOUNTS established by those insurance companies to fund variable annuity and variable life insurance contracts.

REINVESTMENT OF DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS

All dividends and capital gain distributions of the funds are automatically reinvested in shares of the distributing funds at their net asset value on the date of distribution. Dividends are not paid out to CONTRACTOWNERS as additional units, but are reflected as changes in unit values.

ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

We reserve the right, within the law, to make additions, deletions and substitutions for the funds in which the VAA participates. We may substitute shares of other funds for shares already purchased, or to be purchased in the future, under the contract. This substitution might occur if shares of a fund should no longer be available, or if investment in any fund's shares should become inappropriate, in the judgment of our management, for the purposes of the contract. We cannot substitute shares of one fund for another without the approval by the SEC. We will also notify you.

CHARGES AND OTHER DEDUCTIONS

We will deduct the charges described below to cover our costs and expenses, services provided and risks assumed under the contracts. We incur certain costs and expenses for the distribution and administration of the contracts and for providing the benefits payable thereunder. More particularly, our administrative services include: processing applications for and issuing the contracts, processing purchases and redemptions of fund shares as required (including dollar cost averaging, account rebalancing and automatic withdrawal services), maintaining records, administering ANNUITY PAYOUTS, furnishing accounting and valuation services (including the calculation and monitoring of daily SUBACCOUNT values), reconciling and depositing cash receipts, providing contract confirmations, providing toll-free inquiry services and furnishing telephone fund transfer services. The risks we assume include: the risk that ANNUITANTS receiving ANNUITY PAYOUTS under contract live longer than we assumed when we calculated our guaranteed rates (these rates are incorporated in the contract and cannot be changed); the risk that more owners than expected will qualify for waivers of the surrender charge; and the risk that our costs in providing the services will exceed our revenues from the contract charges (which we cannot change). The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the description of the charge. For example, the surrender charge collected may not fully cover all of the sales and distribution expenses actually incurred by us.

DEDUCTIONS FROM THE VAA FOR DELAWARE-LINCOLN NEW YORK CHOICEPLUS

We deduct from the VAA an amount, computed daily, which is equal to an annual rate of 1.40% of the average daily net assets. The charge consists of a 0.15% administrative charge and a 1.25% mortality and expense risk charge.

SURRENDER CHARGE

A surrender charge applies (except as described below) to surrenders and withdrawals of PREMIUM PAYMENTS that have been invested for the periods indicated as follows:

                       Number of complete CONTRACT YEARS that a
                       PREMIUM PAYMENT has been invested
---------------------------------------------------------------
                       Less than       At least
                       One year        1 2 3 4 5 6 7+
Surrender charge as a
  percentage of the
  PREMIUM PAYMENTS
  surrendered or
  withdrawn            6%              6 5 4 3 2 1 0

A surrender charge does not apply to:

  1. A surrender or withdrawal of PREMIUM PAYMENTS that have been invested for more than seven full CONTRACT YEARS;

  2. Withdrawals of ANNUITY ACCOUNT VALUE during a CONTRACT YEAR to the extent that the total ANNUITY ACCOUNT VALUE withdrawn during the current contract year does not exceed 15% of PREMIUM PAYMENTS;

  3.  Electing an annuity option available within the contract;

  4. The surviving spouse's assuming ownership of the contract as a result of the death of the original owner;

  5. A surrender amount equal to a maximum of 75% of the ANNUITY ACCOUNT VALUE as a result of 180 days of continuous confinement of the CONTRACTOWNER in an accredited nursing home or equivalent health care facility subsequent to the effective date of the contract;

  6. A surrender of the contract as a result of the death of the CONTRACTOWNER. However, the surrender charge is not waived as a result of the death of an ANNUITANT who is not the CONTRACTOWNER; and

The surrender charge is calculated separately for each CONTRACT YEAR'S PREMIUM PAYMENTS to which a charge applies. (FOR PURPOSES OF CALCULATING THIS CHARGE, WE ASSUME THAT PREMIUM PAYMENTS ARE WITHDRAWN ON A FIRST IN-FIRST OUT BASIS, AND THAT ALL PREMIUM PAYMENTS ARE WITHDRAWN BEFORE ANY EARNINGS ARE WITHDRAWN.)

TRANSFER FEE

We reserve the right to impose a $10 fee for transfers over 12 times during any CONTRACT YEAR. Automatic dollar cost averaging and automatic rebalancing transfers are not included in the limit of twelve transfers.

RIDER CHARGES

A fee or expense may also be deducted in connection with any benefits added to the contract by rider or endorsement. See the rider for any applicable fee or expense.

DEDUCTIONS FOR PREMIUM TAXES

Any premium tax or other tax levied by any government entity with respect to the contracts will be deducted from the ANNUITY ACCOUNT VALUE when incurred, or at another time of our choosing.

The applicable premium tax rates that states and other governmental entities impose on the purchase of an annuity are subject to change by legislation, by administrative interpretation or by judicial action. These premium taxes generally depend upon the law of your state of residence. The tax ranges from 0% to 4.0%.

OTHER CHARGES AND DEDUCTIONS

Deductions from and expenses paid out of the assets of each underlying fund are more fully described in the Prospectus for each fund.

ADDITIONAL INFORMATION

We may reduce or eliminate the administrative and surrender charges and the account fees described previously for any particular contract. However, we will do so only to the extent that we anticipate lower distribution and/or administrative expenses, or that we perform fewer sales or administrative services than those originally contemplated in establishing the level of those charges.

THE CONTRACTS

PURCHASE OF CONTRACTS

If you wish to purchase a contract, you must apply for it through a sales representative authorized by us. We review the completed application and decide whether to accept or reject it. If we accept it, a CONTRACT is prepared and executed by our legally authorized officers. We then send the CONTRACT to you through your sales representative. See Distribution of the contracts.

When a completed application and all other information necessary for processing a purchase order is received, an initial PREMIUM PAYMENT will be priced no later than two business days after we receive the order. While attempting to finish an incomplete application, we may hold the initial PREMIUM PAYMENT for no more than five business days. If the incomplete application cannot be completed within those five days, you will be informed of the reasons, and the PREMIUM PAYMENT will be returned immediately. Once the application is complete, the initial PREMIUM PAYMENT must be priced within two business days.

WHO CAN INVEST?

To apply for a contract, you must be of legal age in New York where the contracts may be lawfully sold and also be eligible to participate in any of the qualified or nonqualified plans for which the contracts are designed. The CONTRACTOWNER cannot be older than age 85 at the time of application. The maximum annuitization age is 90.

PREMIUM PAYMENTS

PREMIUM PAYMENTS are payable to us at a frequency and in an amount selected by you in the application. The minimum initial PREMIUM PAYMENT is $1,500 for nonqualified contracts and Section 403(b) transfers/rollovers to IRAs; and $1,000 for other qualified contracts. The minimum annual amount for additional PREMIUM PAYMENTS for nonqualified and qualified contracts is $25 if transmitted electronically; otherwise the minimum amount is $100. There is no set maximum for additional PREMIUM PAYMENTS. However, PREMIUM PAYMENTS in excess of $1,000,000 require pre-approval by LNY. LNY also reserves the right to limit aggregate premium payments to $2,000,000. If you stop making PREMIUM PAYMENTS for three consecutive years, and the ANNUITY ACCOUNT VALUE decreases to less than $2,000, we may terminate the contract as allowed by New York non-forfeiture law for deferred annuities and pay the CONTRACTOWNER an adjusted ANNUITY ACCOUNT VALUE.

We will notify the CONTRACTOWNER at least 30 days in advance of the intended action. During the notification period, the CONTRACTOWNER may make additional PREMIUM PAYMENTS to meet the minimum value requirements and to avoid cancellation of the contract.

VALUATION DATE

ACCUMULATION and ANNUITY units will be valued once daily at the close of trading (currently 4:00 p.m., New York time) on each day the New York Stock Exchange is open (VALUATION DATE). On any date other than a VALUATION DATE, the ACCUMULATION UNIT value and the ANNUITY UNIT value will not change.

ALLOCATION OF PREMIUM PAYMENTS

PREMIUM PAYMENTS are placed, according to your instructions into either (a) one or more fixed account(s), or (b) one or more of the VAA'S SUBACCOUNTS, each of which invests in shares of its corresponding fund.

The minimum amount of any PREMIUM PAYMENT that can be put into any one variable SUBACCOUNT is $50, or $2,000 for a fixed account. No allocation can be made that would result in a variable SUBACCOUNT of less than $50, or that would result in a fixed account of less than $2,000. Upon allocation to a VAA SUBACCOUNT, PREMIUM PAYMENTS are converted into ACCUMULATION UNITS. The number of ACCUMULATION UNITS credited is determined by dividing the amount allocated to each SUBACCOUNT by the value of an ACCUMULATION UNIT for that SUBACCOUNT on the VALUATION DATE on which the PREMIUM PAYMENT is received at our servicing office if received before 4:00 p.m., New York time. If the PREMIUM PAYMENT is received at or after 4:00 p.m., New York time, we will use the ACCUMULATION UNIT value computed on the next VALUATION DATE. The number of ACCUMULATION UNITS determined in this way is not changed by any subsequent change in the value of an ACCUMULATION UNIT. However, the dollar value of an ACCUMULATION UNIT will vary depending not only upon how well the underlying fund's investments perform, but also upon the expenses of the VAA and the underlying funds.

VALUATION OF ACCUMULATION UNITS

PREMIUM PAYMENTS allocated to the VAA are converted into ACCUMULATION UNITS. This is done by dividing each PREMIUM PAYMENT by the value of an ACCUMULATION UNIT for the VALUATION PERIOD during which the PREMIUM PAYMENT is allocated to the VAA. The ACCUMULATION UNIT value for each SUBACCOUNT was or will be established at the inception of the SUBACCOUNT. It may increase or decrease from

VALUATION PERIOD to VALUATION PERIOD. The ACCUMULATION UNIT value for a SUBACCOUNT for a later VALUATION PERIOD is determined as follows:

(1) The total value of the fund shares held in the SUBACCOUNT is calculated by multiplying the number of fund shares owned by the SUBACCOUNT at the beginning of the VALUATION PERIOD by the net asset value per share of the fund at the end of the VALUATION PERIOD, and adding any dividend or other distribution of the fund if an ex-dividend date occurs during the VALUATION PERIOD; minus

(2) The liabilities of the SUBACCOUNT at the end of the valuation period; these liabilities include daily charges imposed on the SUBACCOUNT, and may include a charge or credit with respect to any taxes paid or reserved for by us that we determine result from the operations of the VAA; and

(3) The result of (2) is divided by the number of SUBACCOUNT units outstanding at the beginning of the valuation period.

The charges imposed on a SUBACCOUNT for any VALUATION PERIOD are equal to the sum of the daily mortality and expense risk charge and the daily administrative charge, multiplied by the number of calendar days in the VALUATION PERIOD.

TRANSFERS BETWEEN SUBACCOUNTS ON OR BEFORE THE ANNUITY DATE

You may transfer all or a portion of your investment from one SUBACCOUNT to another. A transfer involves the surrender of ACCUMULATION UNITS in one SUBACCOUNT and the purchase of ACCUMULATION UNITS in the other SUBACCOUNT. A transfer will be done using the respective ACCUMULATION UNIT values determined at the end of the VALUATION DATE on which the transfer request is received. We reserve the right to impose a $10 fee for transfers after the first 12 times during a CONTRACT YEAR.

The minimum amount that may be transferred between subaccounts is $100 per SUBACCOUNT. If the transfer from a SUBACCOUNT would leave you with less than $50 in the SUBACCOUNT, we may transfer the entire balance of the SUBACCOUNT. Transfers will also be subject to any restrictions that may be imposed by the funds themselves.

A transfer request may be made in writing to our Servicing Office.

When thinking about a transfer of ANNUITY ACCOUNT VALUE, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that a transfer will be made at an inopportune time. LNY may refuse to permit more than twelve transfers in any year and may modify the transfer provisions of the contract. This contract is not designed for professional market timing organizations or other entities using programmed and frequent transfers.

Repeated patterns of frequent transfers are disruptive to the operation of the sub-accounts, and should LNY become aware of such disruptive practices, LNY may refuse to permit more than 12 transfers in any year and may modify the transfer provisions of the contract.

We may delay transfer as permitted by the 1940 Act.

TRANSFERS TO AND FROM A FIXED ACCOUNT ON OR BEFORE THE ANNUITY DATE

You may transfer all or any part of the ANNUITY ACCOUNT VALUE from the SUBACCOUNT(S) to the fixed side of the contract. The minimum amount which can be transferred to a fixed account is $2,000 or the total amount in the SUBACCOUNT if less than $2,000. However, if a transfer from a SUBACCOUNT would leave you with less than $50 in the SUBACCOUNT, we may transfer the total amount to the fixed side of the contract.

You may also transfer all or any part of the ANNUITY ACCOUNT VALUE from a fixed account to the various SUBACCOUNT(S) subject to the following restrictions:
(1) the sum of the percentages of a fixed account transferred is limited to 15% of the value of that fixed account in any contract year and, (2) the minimum amount transferred is $2,000 (or the amount in the fixed account, if less).

Currently, there is no charge to you for a transfer. However, we reserve the right to impose a charge in the future for any transfers in excess of 12 times per contract year. Transfers of all or a portion of a fixed account (other than dollar cost averaging) may be subject to a MVA.

We may delay transfer as permitted by the 1940 Act.

TRANSFERS AFTER THE ANNUITY DATE

You may transfer all or a portion of your investment in one SUBACCOUNT to another SUBACCOUNT in the VAA or to the fixed side of the contract. Those transfers will be limited to three times per CONTRACT YEAR. Currently, there is no charge for those transfers. However, we reserve the right to impose a charge. NO TRANSFERS ARE ALLOWED FROM THE FIXED SIDE OF THE CONTRACT TO THE SUBACCOUNTS.

DEATH BENEFIT BEFORE THE ANNUITY DATE

You may designate a BENEFICIARY during your lifetime and change the BENEFICIARY by filing a written request with our Servicing Office. Each change of beneficiary revokes any previous designation. We reserve the right to request that you send us the contract for endorsement of a change of BENEFICIARY.

If you die before the annuity date, the DEATH BENEFIT will be equal to the greatest of: the VALUE for the valuation period during which the death benefit election becomes effective; the sum of all PREMIUM PAYMENTS less the sum of all withdrawals; or the highest ANNUITY ACCOUNT VALUE as of any contract anniversary occurring on or before the CONTRACTOWNER'S 80th birthday, adjusted for any subsequent PREMIUM PAYMENTS, withdrawals and charges made since the contract anniversary.

On or after your 90th birthday, the amount of any DEATH BENEFIT will be the greater of: the ANNUITY ACCOUNT VALUE for the valuation period during which the death benefit election becomes effective; or the sum of all PREMIUM PAYMENTS less the sum of all withdrawals.

The amount of the DEATH BENEFIT will be determined as of the date on which we receive all of the following requirements: (1) proof, satisfactory to us, of the death of the CONTRACTOWNER; (2) written election of a method of settlement; and
(3) our receipt of any other required claim forms, fully completed.

Unless you have already selected a settlement option, the BENEFICIARY may elect to receive payment of the DEATH BENEFIT either in the form of a lump settlement or an annuity payout.

If a lump sum settlement is requested, the proceeds will be mailed within seven days of receipt of satisfactory claim documentation as discussed previously, subject to laws and regulations governing payment of DEATH BENEFITS. If an election has not been made by the end of a 60-day period, a lump sum settlement will be made to the BENEFICIARY at that time. This payment may be postponed as permitted by the 1940 Act.

We will follow the applicable laws and regulations governing payment of DEATH BENEFITS.

Unless otherwise provided in the BENEFICIARY designation, one of the following procedures will take place on the death of a BENEFICIARY.

1. The interest of any BENEFICIARY who dies before the CONTRACTOWNER will go to any other BENEFICIARIES named, according to their respective interests (there are no restrictions on the BENEFICIARY'S use of the proceeds); and/ or

2. If no BENEFICIARY survives the CONTRACTOWNER, the proceeds will be paid to the CONTRACTOWNER'S estate.

The DEATH BENEFIT payable to the BENEFICIARY must be distributed within five years after the contractowner dies unless the BENEFICIARY begins receiving it within one year of the CONTRACTOWNER'S death in the form of a life annuity over an annuity for a designated period not extending beyond the BENEFICIARY'S life expectancy. This payment may be postponed as permitted by the 1940 Act.

If the BENEFICIARY is the spouse of the CONTRACTOWNER, then the spouse may elect to continue as owner. If the CONTRACTOWNER is a corporation or other non-individual (non-natural person), the death of the annuitant will be treated as death of the CONTRACTOWNER and the above distribution rules will apply.

DEATH OF ANNUITANT

If the ANNUITANT dies before the ANNUITY DATE, and the annuitant is not the CONTRACTOWNER, then the CONTRACTOWNER (if a natural person) may select a new ANNUITANT. The CONTRACTOWNER will become the new ANNUITANT until a new person has been selected. If the CONTRACTOWNER is not a natural person, then the death benefit will be based on the ANNUITANT and will be paid upon due proof of the ANNUITANT'S death.

If the ANNUITANT dies after the ANNUITY DATE, the death benefit, if any, will be paid based on the annuity option selected. LNY will require proof of the ANNUITANT'S death. Under any option providing for guaranteed payouts, the number of payouts which remain unpaid at the date of the ANNUITANT'S death (or surviving ANNUITANT'S death in the case of a joint life annuity) will be paid to your BENEFICIARY as payouts become due.

SURRENDERS AND WITHDRAWALS

Before the ANNUITY DATE, we will allow the surrender of the contract or a withdrawal of the ANNUITY ACCOUNT upon your written request, subject to the rules discussed below. Surrender or withdrawal rights after the ANNUITY DATE depend upon the annuity option you select.

The amount available upon the surrender/withdrawal is the cash surrender value (ANNUITY ACCOUNT, plus or minus any market value adjustment, less any applicable surrender charges, account fees and premium tax charges) at the end of the VALUATION PERIOD during which the written request for surrender/withdrawal is received at our Servicing Office. Unless a request for withdrawal specifies otherwise, withdrawals will be made from all SUBACCOUNTS within the VAA and from the fixed account in the same proportion that the amount of withdrawal bears to the total ANNUITY ACCOUNT. As long as surrender charges apply, the maximum amount which can be withdrawn is 15% of your PREMIUM PAYMENTS per contract year without incurring any surrender charges and the remaining ANNUITY ACCOUNT VALUE must be at least $1,000. Unless prohibited, surrender/withdrawal payments will be mailed within seven days after we receive a valid written request at the Servicing Office. The payment may be postponed as permitted by the 1940 Act.

The tax consequences of a surrender/withdrawal are discussed later in this booklet. See Federal tax matters.

We may terminate the contract, if your PREMIUM PAYMENT frequency or your ANNUITY ACCOUNT VALUE falls below New York's minimum standards.

DELAY OF PAYMENTS

Contract proceeds from the VAA will be paid within seven days, except (i) when the NYSE is closed (except weekends and holidays); (ii) times when the market trading is restricted or the SEC declares an emergency, and we cannot value units or the funds cannot redeem shares; or (iii) when the SEC so orders to protect CONTRACTOWNERS.

REINVESTMENT PRIVILEGE

You may, only once, elect to make a reinvestment purchase with any part of the proceeds of a surrender/withdrawal, and we will recredit the surrender/withdrawal charges previously deducted. You must make this election within 30 days of the date of the surrender/withdrawal, and the repurchase must be of a contract covered by this Prospectus. You must represent that the proceeds being used to make the purchase have retained their tax-favored status under an arrangement for which the contracts offered by this Prospectus are designed. The number of ACCUMULATION UNITS which will be credited when the proceeds are reinvested will be based on the value of the ACCUMULATION UNIT(S) on the next VALUATION DATE. This computation will occur following receipt of the proceeds and request for reinvestment at the Servicing Office. You may use the reinvestment privilege only once. For tax reporting purposes, we will treat a surrender/withdrawal and a subsequent reinvestment purchase as separate transactions. You should consult a tax advisor before you request a surrender/withdrawal or subsequent reinvestment purchase.

AMENDMENT OF CONTRACT

We reserve the right to amend the contract to meet the requirements of the 1940 Act or other applicable federal or state laws or regulations. Any changes are subject to prior approval by the New York Superintendent of Insurance. You will be notified in writing of any changes, modifications or waivers.

COMMISSIONS

The commissions paid to dealers are a maximum of 7.0% of each PREMIUM PAYMENT. In some instances, commissions on deposits may be lowered by as much as 2.50% and replaced by a commission of up to .65% of annual ANNUITY ACCOUNT VALUES. LNY will incur all other promotional or distribution expenses associated with the marketing of the contracts. These commissions are not deducted from PREMIUM PAYMENTS or ANNUITY ACCOUNT VALUE, they are paid by us.

OWNERSHIP

As CONTRACTOWNER, you have all rights under the contract. According to New York law, the assets of the VAA are held for the exclusive benefit of all CONTRACTOWNERS and their designated BENEFICIARIES; and the assets of the VAA are not chargeable with liabilities arising from any other business that we may conduct. Qualified CONTRACTS may not be assigned or transferred except as permitted by the Employee Retirement Income Security Act (ERISA) of 1974 and upon written notification to us. Non-qualified CONTRACTS may not be collaterally assigned. We assume no responsibility for the validity or effect of any assignment. An assignment affects the death benefit calculated under the contract. Consult your tax advisor about the tax consequences of an assignment.

For non-qualified contracts, in accordance with Code Section 72(u), a deferred annuity contract held by a corporation or other entity that is not a natural person is not treated as an annuity contract for tax purposes. Income on the contract is treated as ordinary income received by the owner during the taxable year. But in accordance with Code Section 72(u), an annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.

CONTRACTOWNER QUESTIONS

The obligations to purchasers under the contracts are those of LNY. Questions about your contract should be directed to us at 1-888-868-2583

ANNUITY PAYOUTS

When you apply for a contract, you may select any ANNUITY DATE permitted by law which must be on or before the CONTRACTOWNER'S 90th birthday. (PLEASE NOTE THE FOLLOWING EXCEPTION: Contracts issued under qualified employee pension and profit-sharing trusts [described in the Section 401(a) and tax exempt under
Section 501(a) of the tax code] and qualified annuity plans [described in
Section 403(a) of the tax code], including H.R. 10 trusts and plans covering self-employed individuals and their employees, provide for annuity payouts to start at the date and under the option specified.)

The contract provides optional forms of payouts of annuities (annuity options), which are payable on a variable basis, fixed basis or a combination of both as you specify. The contract provides that all or part of the ANNUITY ACCOUNT VALUE may be used to purchase an annuity. You may elect ANNUITY PAYOUTS in monthly, quarterly, semiannual or annual installments. If the payouts from any SUBACCOUNT would be or become less than $50, we have the right to reduce their frequency until the payouts are at least $50 each. Following are explanations of the annuity options available.

ANNUITY OPTIONS

CONTRACT CALLS THIS "SETTLEMENT OPTIONS"

LIFE ANNUITY. A periodic payout during the lifetime of the ANNUITANT and ends with the last payout before the death of the ANNUITANT. This option offers the highest periodic payout since there is no guarantee of a minimum number of payments or provision for a DEATH BENEFIT for BENEFICIARIES. HOWEVER, THERE IS THE RISK UNDER THIS OPTION THAT THE RECIPIENT WOULD RECEIVE NO PAYMENTS IF THE ANNUITANT DIES BEFORE THE DATE SET

FOR THE FIRST PAYMENT; ONLY ONE PAYMENT IF DEATH OCCURS BEFORE THE SECOND SCHEDULED PAYMENT, AND SO ON.

LIFE ANNUITY WITH GUARANTEED PERIOD. Guaranteed periodic payouts during a designated period, usually 10 or 20 years, which then continue throughout the lifetime of the ANNUITANT. The guarantee period is selected by the CONTRACTOWNER.

JOINT LIFE ANNUITY. A periodic payout during the joint lifetime of the ANNUITANT and a joint ANNUITANT until the survivor of them dies.

JOINT LIFE AND TWO-THIRDS SURVIVOR ANNUITY. A periodic payout during the joint lifetime of the ANNUITANT and a designated joint ANNUITANT. When one of the joint ANNUITANTS dies, the survivor receives two-thirds of the periodic payout made when both were alive.

JOINT LIFE ANNUITY WITH GUARANTEED PERIOD. Guaranteed periodic payouts during a period, usually 10 or 20 years, which continue during the joint lifetime of the ANNUITANT and a joint ANNUITANT until the survivor of them dies. The payout continues during the lifetime of the survivor. The designated period is elected by the CONTRACTOWNER.

JOINT LIFE AND TWO-THIRDS SURVIVOR ANNUITY WITH GUARANTEED PERIOD. A periodic payout during the joint lifetime of the ANNUITANT and a joint ANNUITANT. When one of the joint ANNUITANTS dies, the survivor receives two-thirds of the periodic payout made when both were alive. This option further provides that should one or both of the ANNUITANTS die during the elected guaranteed period, usually 10 or 20 years, full benefit payment will continue for the rest of the guaranteed period.

LIFE ANNUITY WITH UNIT REFUND. VARIABLE ANNUITY benefit payments that will be made for the lifetime of the ANNUITANT with the guarantee that upon death, should (a) the number of ANNUITY UNITS purchased, as determined by dividing the total dollar amount applied to purchase this option by the ANNUITY UNIT VALUE at the ANNUITY DATE be greater than (b) the number of ANNUITY UNITS paid in each variable annuity benefit payment multiplied by the number of annuity benefit payments paid prior to death, then a refund payment equal to the number of ANNUITY UNITS determined by (a) minus (b) will be made. The refund payment value will be determined using the ANNUITY UNIT VALUE on the date the death claim is approved by us and payment is made after LNY is in receipt of: (1) proof, satisfactory to LNY, of the death; (2) written authorization for payment; and
(3) all claim forms, fully completed.

LIFE ANNUITY WITH CASH REFUND. Fixed ANNUITY benefit payments that will be made for the lifetime of the ANNUITANT with the guarantee that upon death, should
(a) the total dollar amount applied to purchase this option be greater than
(b) the fixed annuity benefit payment multiplied by the number of ANNUITY benefit payments paid prior to death, then a refund payment equal to the dollar amount of (a) minus (b) will be made after LNY is in receipt of: (1) proof, satisfactory to LNY, of the death; (2) written authorization for payment; and
(3) all claim forms, fully completed.

GENERAL INFORMATION

Under the options listed above, you may not make withdrawals. We may make available other options, with or without withdrawal features. Options are only available to the extent they are consistent with the requirements of the contract as well as Sections 72(s) and 401(a)(9) of the Code, if applicable. We will assess the mortality and expense risk charge and the charge for administrative services on all variable ANNUITY PAYOUTS, including options that do not have a life contingency and therefore no mortality risk.

The ANNUITY DATE must be on or before the CONTRACTOWNER'S 90th birthday. You may change the ANNUITY DATE, change the annuity option or change the allocation of the investment among SUBACCOUNTS up to 30 days before the scheduled ANNUITY DATE, upon written notice to the Servicing Office. You must give us at least 30 days notice before the date on which you want payouts to begin. If you have not already chosen an annuity payout option, the BENEFICIARY of the death benefit may choose any annuity payout option.

Unless you select another option, the contract automatically provides for a life annuity with ANNUITY PAYOUTS guaranteed for 10 years (on a fixed, variable or combination fixed and variable basis, in proportion to the account allocation at the time of annuitization) except when a joint life payout is required by law. Under any option providing for guaranteed period payouts, the number of payouts which remain unpaid at the date of the ANNUITANT'S death (or surviving ANNUITANT'S death in case of joint life annuity) will be paid to your BENEFICIARY as payouts become due.

VARIABLE ANNUITY PAYOUTS

Variable ANNUITY PAYOUTS will be determined using:

  1.  The ANNUITY ACCOUNT VALUE on the ANNUITY DATE;

  2.  The annuity purchase rate tables contained in the contract;

  3.  The annuity option selected; and

  4.  The investment performance of the fund(s) selected.

To determine the amount of variable payouts, we make this calculation:

  1.  Determine the dollar amount of the first periodic payout; then

  2. Credit the contract with a fixed number of ANNUITY UNITS equal to the first periodic payout divided by the ANNUITY UNIT value; and

  3.  Calculate the value of the ANNUITY UNITS each period thereafter.

We assume an investment return of 4% per year, as applied to the applicable mortality table. The amount of each variable payout after the initial payout will depend upon how the underlying fund(s) perform, relative to the 4% assumed rate. If the actual net investment rate (annualized) exceeds 4%, the variable annuity payout will increase at a rate proportional to the amount of such excess. Conversely, if the actual rate is less than 4%, annuity variable payouts will decrease. There is a more complete explanation of this calculation in the SAI.

FIXED SIDE OF THE CONTRACT

PREMIUM PAYMENTS allocated to the fixed side of the contract become part of LNY'S general account, and DO NOT participate in the investment experience of the VAA. The general account is subject to regulation and supervision by the New York Insurance Department.

In reliance on certain exemptions, exclusions and rules, LNY has not registered interests in the general account as a security under the Securities Act of 1933 and has not registered the general account as an investment company under the 1940 Act. Accordingly, neither the general account nor any interests in it are regulated under the 1933 Act or the 1940 Act. LNY has been advised that the staff of the SEC has not made a review of the disclosures which are included in this Prospectus which relate to our general account and to the fixed account under the contract. These disclosures, however, may be subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in Prospectuses. This Prospectus is generally intended to serve as a disclosure document only for aspects of the contract involving the VAA, and therefore contains only selected information regarding the fixed side of the contract. Complete details regarding the fixed side of the contract are in the contract.

GUARANTEED PERIODS

The owner may allocate PREMIUM PAYMENTS to one or more fixed accounts with guaranteed periods of 1, 3, 5, 7, or 10 years. LNY may offer a fixed account for a period of less than one year for the purpose of dollar cost averaging. Each PREMIUM PAYMENT allocated to a fixed account will start its own guaranteed period and will earn a guaranteed interest rate. The duration of the guaranteed period affects the guaranteed interest rate of the fixed account. A fixed account guarantee period ends on the date after the number of calendar years in the fixed account's guaranteed period. Interest will be credited daily at a guaranteed rate that is equal to the compound annual rate determined on the first day of the fixed account guaranteed period. Amounts transferred or withdrawn from a fixed account prior to the end of the guaranteed period will be subject to the MVA. Each guaranteed period PREMIUM PAYMENT amount will be treated separately for purposes of determining any applicable market value adjustment. Any amount withdrawn from a fixed account may be subject to any applicable surrender charges, account fees or premium taxes.

LNY will notify the CONTRACTOWNER in writing at least 15 but not more than 45 days prior to the expiration date for any guaranteed period amount. A new fixed account guaranteed period of the same duration as the previous fixed account guaranteed period will begin automatically at the end of the previous guaranteed period, unless LNY receives, prior to the end of a guaranteed period, a written election by the contractowner. The written election may request the transfer of the guaranteed period amount to a different fixed account or to a variable subaccount from among those being offered by LNY. Transfers of any guaranteed period amount which become effective upon the date of expiration of the applicable guaranteed period are not subject to the limitation of twelve transfers per CONTRACT YEAR or the additional fixed account transfer restrictions.

MARKET VALUE ADJUSTMENT

Any surrender or transfer of a fixed account guaranteed period amount before the end of the guaranteed period (other than Dollar Cost Averaging transfers) will be subject to a market value adjustment (MVA). A surrender or transfer effective upon the expiration date of the guaranteed period will not be subject to an MVA. The MVA will be added to the amount being surrendered or transferred. The MVA will be added after the deduction of any applicable account fees and before any applicable surrender or transfer charges. In general, the MVA reflects the relationship between the index rate in effect at the time a PREMIUM PAYMENT is allocated to a fixed account's guaranteed period under the contract and the index rate in effect at the time of the PREMIUM PAYMENT'S surrender or transfer. It also reflects the time remaining in the fixed account's guaranteed period. If the index rate at the time of the surrender or transfer is lower than the index rate at the time the PREMIUM PAYMENT was allocated, then the addition of the MVA will generally result in a higher payment at the time of the surrender or transfer. Similarly, if the index rate at the time of surrender or transfer is higher than the index rate at the time of the allocation of the PURCHASE PAYMENT, then the application of the MVA will generally result in a lower payment at the time of the surrender or transfer.

The amount of the MVA is calculated by multiplying the dollar amount of the cash withdrawal or transfer by the following amount:

1 subtracted from the result of (1 + a)TO THE POWER OF n divided by (1 + b)TO THE POWER OF n where:

a = The yield rate for a Treasury security with time to maturity equal to the Guaranteed Period, determined at the beginning of the Guaranteed Period.

b = The yield rate for a Treasury security with time to maturity equal to Guaranteed Period, determined at the time of transfer or withdrawal plus, if yield rates "a" and "b" differ by more than 0.25%, 0.25%. This adjustment builds into the formula a factor representing direct and indirect costs to LNY associated with liquidating general account assets in order to satisfy surrender requests. This adjustment of 0.25% has been added to the denominator of the formula because it is anticipated that a substantial portion of applicable general account portfolio assets will be in relatively illiquid securities. Thus, in addition to direct transaction costs, if such securities must be sold (e.g., because of surrenders), the market price may be lower. As used herein "The yield rate for a Treasury security" means the applicable yield rate for United States Treasury Bonds, Notes or Bills as published in the Wall Street Journal. If such yields are no longer published, the Company will substitute an appropriate index of publicly traded obligations subject to approval by the Superintendent of Insurance of the State of New York. Straight-line interpolation is used for periods to maturity not quoted.

n = The number of years, including fractional years, remaining in the Guaranteed Period (e.g. 1 year and 73 days = 1 + (73 divided by 365) =
      1.2 years)

We guarantee an interest rate of not less than 3.0% per year on amounts held in a fixed account. Any amount withdrawn from or transferred out of a fixed account prior to the expiration of the guaranteed period is subject to a MVA (see Market value adjustment below) and Charges and other deductions -- Surrender charge. The Market Value Adjustment will NOT reduce the amount available for a surrender, withdrawal or transfer to an amount less than the initial amount allocated or transferred to a fixed account plus interest of 3.0% per year, less surrender charges and account fees, if any.

ANY INTEREST IN EXCESS OF 3.0% WILL BE DECLARED IN ADVANCE AT LNY'S SOLE DISCRETION, CONTRACTOWNERS BEAR THE RISK THAT NO INTEREST IN EXCESS OF 3.0% WILL BE DECLARED.

FEDERAL TAX MATTERS

INTRODUCTION

The Federal income tax treatment of the contract is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your contract. This discussion also does not address other Federal tax consequences or state or local tax consequences, associated with the contract. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

TAXATION OF NONQUALIFIED ANNUITIES

This part of the discussion describes some of the Federal income tax rules applicable to nonqualified annuities. A nonqualified annuity is a contract not issued in connection with a qualified retirement plan receiving special tax treatment under the tax law, such as an IRA.

TAX DEFERRAL ON EARNINGS

The Federal income tax law generally does not tax any increase in your contract value until you receive a contract distribution. However, for this general rule to apply, certain requirements must be satisfied:

- An individual must own the contract (or the tax law must treat the contract as owned by an individual).

- The investments of the VAA must be "adequately diversified" in accordance with IRS regulations.

- Your right to choose particular investments for a contract must be limited.

- The ANNUITY DATE must not occur near the end of the ANNUITANT'S life expectancy.

CONTRACTS NOT OWNED BY THE INDIVIDUAL

If a contract is owned by an entity (rather than an individual), the tax law generally does not treat it as an annuity contract for Federal income tax purposes. This means that the entity owning the contract pays tax currently on the excess of the contract value over the purchase payments for the contract. Examples of contracts where the owner pays current tax on the contract's earnings are contracts issued to a corporation or a trust. Exceptions to this rule exist. For example, the tax law treats a contract as owned by an individual if the named owner is a trust or other entity that holds the contract as an agent for an individual. However, this exception does not apply in the case of any employer that owns a contract to provide deferred compensation for its employees.

INVESTMENTS IN THE VAA MUST BE DIVERSIFIED

For a contract to be treated as an annuity for Federal Income tax purposes, the investments of the VAA must be "adequately diversified." IRS regulations define standards for determining whether the investments of the VAA are adequately diversified. If the VAA fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the CONTRACT VALUE over the contract PREMIUM PAYMENTS. Although we do not control the investments of the underlying investment options, we expect that the underlying investment options will comply with the IRS regulations so that the VAA will be considered "adequately diversified."

RESTRICTIONS

Federal income tax law limits your right to choose particular investments for the contract. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate ANNUITY ACCOUNT VALUES among the SUBACCOUNTS may exceed those limits. If so, you would be treated as the owner of the assets of the VAA and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing contracts. We reserve the right to modify the contract without your consent to try to prevent the tax law from considering you as the owner of the assets of the VAA.

AGE AT WHICH ANNUITY PAYOUTS BEGIN

Federal income tax rules do not expressly identify a particular age by which ANNUITY PAYOUTS must begin. However, those rules do require that annuity contract provide for amortization, through ANNUITY PAYOUTS, of the contract's PREMIUM PAYMENTS and earnings. If ANNUITY PAYOUTS under the contract begin or are scheduled to begin on a date past the ANNUITANT'S 85th birthday, it is possible that the tax law will not treat the contract as an annuity for Federal income tax purposes. In that event, you would be currently taxable on the excess of the ANNUITY ACCOUNT VALUE over the PREMIUM PAYMENTS of the contract.

TAX TREATMENT OF PAYMENTS

We make no guarantees regarding the tax treatment of any contract or of any transaction involving a contract. However, the rest of this discussion assumes your contract will be treated as an annuity for Federal income tax purposes and that the tax law will not tax any increase in your ANNUITY ACCOUNT VALUE until there is a distribution from your contract.

TAXATION OF WITHDRAWALS AND SURRENDERS

You will pay tax on withdrawals to the extent your ANNUITY ACCOUNT VALUE exceeds your PREMIUM PAYMENTS in the contract. This income (and all other income from your contract) is considered ordinary income. A higher rate of tax is paid on ordinary income than on capital gains. You will pay tax on a surrender to the extent the amount you receive exceeds your PREMIUM PAYMENTS. In certain circumstances, your PREMIUM PAYMENTS are reduced by amounts received from your contract that were not included in income.

TAXATION OF ANNUITY PAYOUTS

The tax law imposes tax on a portion of each ANNUITY PAYOUT (at ordinary income tax rates) and treats a portion as a nontaxable return of your PREMIUM PAYMENTS in the contract. We will notify you annually of the taxable amount of your ANNUITY PAYOUT. Once you have recovered the total amount of the PREMIUM PAYMENTS in the contract, you will pay tax on the full amount of your ANNUITY PAYOUTS. If ANNUITY PAYOUTS end because of the ANNUITANT'S death and before the total amount of the PREMIUM PAYMENTS in the contract has been received, the amount not received generally will be deductible.

TAXATION OF DEATH BENEFITS

We may distribute amounts from your contract because of the death of a CONTRACTOWNER or an ANNUITANT. The tax treatment of these amounts depends on whether you or the ANNUITANT dies before or after the ANNUITY DATE.

- Death prior to the ANNUITY DATE

    - If the beneficiary receives DEATH BENEFITS under an ANNUITY PAYOUT option, they are taxed in the same manner as ANNUITY PAYOUTS.

    - If the BENEFICIARY does not receive DEATH BENEFITS under an ANNUITY PAYOUT option, they are taxed in the same manner as a withdrawal.

- Death after the ANNUITY DATE

    - If DEATH BENEFITS are received in accordance with the existing ANNUITY PAYOUT option, they are excludible from income if they do not exceed the PURCHASE PAYMENTS not yet distributed from the contract. All ANNUITY PAYOUTS in excess of the PURCHASE PAYMENTS not previously received are included in income.

    - If DEATH BENEFITS are received in a lump sum, the tax law imposes tax on the amount of DEATH BENEFITS which exceeds the amount of PREMIUM PAYMENTS not previously received.

PENALTY TAXES PAYABLE ON WITHDRAWALS, SURRENDERS OR ANNUITY PAYOUTS

The tax law may impose a 10% penalty tax on any distribution from your contract which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals, surrenders or ANNUITY PAYOUTS that:

- You receive on or after you reach age 59 1/2,

- You receive because you became disabled (as defined in the tax law),

- A beneficiary receives on or after your death, or

- You receive as a series of substantially equal periodic payments for your life (or life expectancy).

SPECIAL RULES IF YOU OWN MORE THAN ONE ANNUITY CONTRACT

In certain circumstances, you must combine some or all of the nonqualified annuity contracts you own in order to determine the amount of an ANNUITY PAYOUT, a surrender or a withdrawal that you must include in income. For example, if you purchase two or more deferred annuity contracts from the same life insurance company (or its affiliates) during any calendar year the tax law treats all such contracts as one contract. Treating two or more contracts as one contract could affect the amount of a surrender, a withdrawal or an ANNUITY PAYOUT that you must include in income and the amount that might be subject to the penalty tax described above.

LOANS AND ASSIGNMENTS

Except for certain qualified contracts, the tax law treats any amount received as a loan under a contract, and any assignment or pledge (or agreement to assign or pledge) any portion of your ANNUITY ACCOUNT VALUE, as a withdrawal of such amount or portion.

GIFTING A CONTRACT

If you transfer ownership of your contract to a person other than your spouse (or to your former spouse incident to divorce), and receive a payment less than your contract's value to the extent that it exceeds your PREMIUM PAYMENTS not previously received, the new owner's PREMIUM PAYMENTS in the contract would then be increased to reflect the amount included in your income.

LOSS OF INTEREST DEDUCTION

After June 8, 1997, if a contract is issued to a taxpayer that is not an individual, or if a contract is held for the benefit of an entity, the entity will lose a portion of its deduction for otherwise deductible interest expenses. This disallowance does not apply if you pay tax on the annual increase in the ANNUITY ACCOUNT VALUE. Entities that are considering purchasing a contract, or entities that will benefit from someone else's ownership of a contract, should consult a tax advisor.

QUALIFIED RETIREMENT PLANS

We are also designed the contracts for use in connection with certain types of retirement plans that receive favorable treatment under the tax law. Contracts issued to or in connection with a qualified retirement plan are called "qualified contracts". We issue contracts for use with different types of qualified plans. The Federal income tax rules applicable to those plans are complex and varied. As a result, this Prospectus does not attempt to provide more than general information about use of the contract with the various types of qualified plans. Persons planning to buy the contract in connection with a qualified plan should obtain advice from a competent tax advisor.

TYPES OF QUALIFIED CONTRACTS AND TERMS OF CONTRACTS

Currently, we issue contracts in connection with the following types of qualified plans:

- Individual Retirement Accounts and Annuities ("Traditional IRAs")

- Roth IRAs

We may in the future issue contracts in connection with the following types of qualified plans:

- Simplified Employee Pensions ("SEPs")

- Savings Incentive Matched Plan for Employees ("Simple 401(k) plans")

- Public school system and tax-exempt organization annuity plans ("403(b) plans")

- Qualified corporate employee pension and profit sharing plans ("401(a)") and qualified annuity plans ("403(a) plans")

- Self-employed individual plans ("H.R. 10 plans" or Keogh Plans")

- Deferred compensation plans of state and local governments and tax-exempt organizations ("457 plans")

We may issue contracts for use with other types of qualified plans in the future.

We will amend contracts to be used with a qualified plan as generally necessary to conform to tax law requirements for the type of plan. However, the rights of a person to any qualified plan benefits may be subject to the plan's terms and conditions, regardless of the contract's terms and conditions. In addition, we are not bound by the terms and conditions of qualified plans to the extent such terms and conditions contradict the contract, unless we consent.

TAX TREATMENT OF QUALIFIED CONTRACTS

The Federal income tax rules applicable to qualified plans and qualified contracts vary with the type of plan and contract. For example,

- Federal tax rules limit the amount of PREMIUM PAYMENTS that can be made and the tax deduction or exclusion that may be allowed for the PREMIUM PAYMENTS. These limits vary depending on the type of qualified plan and the plan participant's specific circumstances, e.g., the participant's compensation.

- Under most qualified plans, e.g., 403(b) plans and Traditional IRAs, the ANNUITANT must begin receiving payments from the contract in certain minimum amounts by a certain age, typically age 70 1/2. However, these "minimum distribution rules" do not apply to a Roth IRA.

- Loans are allowed under certain types of qualified plans, but Federal income tax rules permit loans under some section 403(b) plans, but prohibit loans under Traditional and Roth IRAs. If allowed, loans are subject to a variety of limitations, including restrictions as to the loan amount, the loan duration, and the manner of repayment. Your contract or plan may not permit loans.

TAX TREATMENT OF PAYMENTS

Federal income tax rules generally include distributions from a qualified contract in the recipient's income as ordinary income. These taxable distributions will include PREMIUM PAYMENTS that were deductible or excludible from income. Thus, under many qualified contracts the total amount received is included in income since a deduction or exclusion from income was taken for PREMIUM PAYMENTS. There are exceptions. For example, you do not include amounts received from a Roth IRA in income if certain conditions are satisfied.

Failure to comply with the minimum distribution rules applicable to certain qualified plans, such as Traditional IRAs, will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the qualified plan.

FEDERAL PENALTY TAXES PAYABLE ON DISTRIBUTIONS

The tax law may impose a 10% penalty tax on the amount received from the qualified contract that must be included in income. The tax law does not impose the penalty tax if one of several exceptions applies. The exceptions vary depending on the type of qualified contract you purchase. For example, in the case of an IRA, exceptions provide that the penalty tax does not apply to a withdrawal, surrender or ANNUITY PAYOUT:

- received on or after the annuitant reaches age 59 1/2,

- received on or after the ANNUITANT'S death or because of the ANNUITANT'S disability (as defined in the tax law),

- received as a series of substantially equal periodic payments for the ANNUITANT'S life or (life expectancy), or

- received as reimbursement for certain amounts paid for medical care.

These exceptions, as well as certain others not described here, generally apply to taxable distributions from other qualified plans. However, the specific requirements of the exception may vary.

TRANSFERS AND DIRECT ROLLOVERS

In many circumstances, money may be moved between qualified contracts and qualified plans by means of a rollover or a transfer. Special rules apply to such rollovers and transfers. If the applicable rules are not followed, you may suffer adverse Federal income tax consequences, including paying taxes which might not otherwise have had to be paid. A qualified advisor should always be consulted before you move or attempt to move funds between any qualified plan or contract and another qualified plan or contract.

The direct rollover rules apply to certain payments (called "eligible rollover distributions") from section 401(a) plans, section 403(a) or (b) plans, HR 10 plans, and contracts used in connection with these types of plans. (The direct rollover rules do not apply to distributions from IRAs or section 457 plans). The direct rollover rules require that we withhold Federal income tax equal to 20% of the eligible rollover distribution from the distribution amount unless you elect to have the amount directly transferred to certain qualified plans or contracts. Before we send a rollover distribution, we will provide the recipient with a notice explaining these requirements and how the 20% withholding can be avoided by electing a direct rollover.

FEDERAL INCOME TAX WITHHOLDING

We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of distribution that tax is not to be withheld. In certain circumstances, Federal income tax rules may require us to withhold tax. At the time a withdrawal, surrender or ANNUITY PAYOUT is requested, we will give the recipient an explanation of the withholding requirements.

TAX STATUS OF LINCOLN NEW YORK

Under existing Federal income tax laws, LNY does not pay tax on investment income and realized capital gains of the VAA. LNY does not expect that it will incur any Federal income tax liability on the income and gains earned by the VAA. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the VAA, we may impose a charge against the VAA to pay the taxes.

CHANGES IN THE LAW

The above discussion is based on the tax law existing on the date of this Prospectus. However, Congress, the IRS and the courts may modify these authorities, sometimes retroactively.

VOTING RIGHTS

As required by law, we will vote the fund shares held in the VAA at meetings of the shareholders of the fund. The voting will be done according to the instructions of CONTRACTOWNERS who have interests in the SUBACCOUNTS which invest in classes of funds. If the 1940 Act or any regulation under it should be amended or if present interpretations should be amended or if present interpretations should change, and if as a result we determine that we are permitted to vote the fund shares in our own right, we may elect to do so.

The number of votes which you have the right to cast will be determined by applying your percentage interest in a SUBACCOUNT to the total number of votes attributable to the SUBACCOUNT. In determining the number of votes, fractional shares will be recognized.

Fund shares of a class held in a SUBACCOUNT for which no timely instructions are received will be voted by us in proportion to the voting instructions which are received for all contracts participating in that SUBACCOUNT. Voting instructions to abstain on any item to be voted on will be applied on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a shareholders meeting is called, each person having a voting interest in a SUBACCOUNT will receive proxy voting material, reports and other materials relating to the trust. Since the fund engages in shared funding, other persons or entities besides LNY may vote fund shares. See Sale of fund shares by the fund.

DISTRIBUTION OF THE CONTRACTS

LINCOLN FINANCIAL ADVISORS CORPORATION ("LFA"), an Indiana corporation registered with the Securities and Exchange Commission as a broker-dealer, is the distributor and principal underwriter of the contracts. Under an agreement with LFA, Delaware Distributors, L.P. ("DDLP") will act as wholesaler and will assist LFA in forming the selling group. DDLP will also perform certain enumerated marketing and ancillary functions in support of the selling group. The contracts will be sold by LFA registered representatives and by properly licensed registered representatives of independent broker-dealers which in turn have selling agreements with LFA and have been licensed by state insurance departments to represent us. LNY will offer the contracts in New York only.

RETURN PRIVILEGE

Within the 10-day free-look period after you receive the contract, you may cancel it for any reason by delivering or mailing it postage prepaid, to the Servicing Office at P.O. Box 7866, Fort Wayne, Indiana, 46801. A contract canceled under this provision will be void. With respect to the fixed portion of a contract, we will return PREMIUM PAYMENTS. With respect to the VAA, except as explained in the following paragraph, we will return the ANNUITY ACCOUNT VALUE as of the date of receipt of the cancellation, plus any premium taxes which had been deducted. No surrender charge will be assessed. A PURCHASER WHO PARTICIPATES IN THE VAA IS SUBJECT TO THE RISK OF A MARKET LOSS DURING THE FREE-LOOK PERIOD.

STATE REGULATION

As a life insurance company organized and operated under New York law, we are subject to provisions governing life insurers and to regulation by the New York Superintendent of Insurance.

Our books and accounts are subject to review and examination by the New York Insurance Department at all times. A full examination of our operations is conducted by that Department at least every five years.

RECORDS AND REPORTS

As presently required by the 1940 Act and applicable regulations, we are responsible for maintaining all records and accounts relating to the VAA. We have entered into an agreement with the Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. We will mail to you, at your last known address of record at the Servicing Office, at least semiannually after the first contract year, reports containing information required by that Act or any other applicable law or regulation. Administration services necessary for the operation of the VAA and the contracts are currently provided by Lincoln Life. However, neither the assets of Lincoln Life nor the assets of LNC support the obligations of LNY under the contracts.

OTHER INFORMATION

A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, for the contracts being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the

Registration Statement for further information about the VAA, LNY and the contracts offered. Statements in this Prospectus about the content of contracts and other legal instruments are summaries. For the complete text of those contracts and instruments, please refer to those documents as filed with the SEC.

We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

PREPARING FOR YEAR 2000

Many existing computer programs use only two digits in the date field to identify the year. If left uncorrected these programs, which were designed and developed without considering the impact of the upcoming change in the century, could fail to operate or could produce erroneous results when processing dates after December 31, 1999. For example, for a bond with a stated maturity date of July 1, 2000, a computer program could read and store the maturity date as July 1, 1900. This problem is known by many names, such as the "Year 2000 Problem", "Y2K", and the "Millenium Bug".

The Year 2000 problem affects virtually all computer programs worldwide. It can cause a computer system to suddenly stop operating. It can also result in a computer corrupting vital company records, and the problem could go undetected for a long time. For our products, if left unchecked it could cause such problems as purchase payment collection and deposit errors; claim payment difficulties; accounting errors; erroneous unit values; and difficulties or delays in processing transfers, surrenders and withdrawals. In a worst case scenario, this could result in a material disruption to the operations of LNY and of Lincoln Life and Delaware Service Company Inc. (Delaware), affiliates of LNY and providers of the accounting and valuation services for the VA Account.

However, both provider companies are wholly owned by Lincoln National Corporation (LNC), which has had Year 2000 processes in place since 1996. LNC projects aggregate expenditures in excess of $92 million for its Y2K efforts through the year 2000. Both Lincoln Life and Delaware have dedicated Year 2000 teams and steering committees that are answerable to their counterparts in LNC. LNY also has a dedicated Year 2000 team and is coordinating its activities with those of Lincoln Life, Delaware and LNC.

In light of the potential problems discussed above, LNY, as part of its Year 2000 updating process, has assumed responsibility for correcting all high-priority internal Information Technology (IT) systems which service the VA Account. Delaware is responsible for updating all its high-priority internal IT systems to support these vital services. The Year 2000 effort, for both IT and non-IT systems, is organized into four phases:

- awareness-raising and inventory of all assets (including third-party agent and vendor relationships);

- assessment and high-level planning and strategy;

- remediation of affected systems and equipment; and

- testing to verify Year 2000 readiness.

The high-priority IT processes and systems--those LNY uses to maintain its customers' records and accounts--have been assessed and repaired, and testing of those processes and systems is more than 99% complete. Our efforts will continue through the end of 1999 to work on keeping our business dealings uninterrupted. And, we continue to work closely with our key business partners and suppliers so they can provide the information and service we need from them. All three companies are currently on schedule and remediation and testing of their high-priority non-IT systems (elevators, heating and ventilation, security systems, etc.) was completed by October 31, 1999.

The work on Year 2000 issues has not suffered significant delays; however, some uncertainty remains. Specific factors that give rise to this uncertainty include (but are certainly not limited to) a possible loss of technical resources to perform the work; failure to identify all susceptible systems; and non-compliance by third parties whose systems and operations impact LNY. In a report dated February 26, 1999, entitled, INVESTIGATING THE IMPACT OF THE YEAR 2000 TECHNOLOGY PROBLEM; S. Rpt. 106-10, the U.S. Senate Special. Committee on the Year 2000 Technology Problem expressed its concern that "Financial services firms...are particularly vulnerable to...the risk that a material customer or business partner will fail, as a result of the computer problems, to meet its obligations".

One important source of uncertainty is the extent to which the key trading partners of LNY, Lincoln Life and of Delaware will be successful in their own remediation and testing efforts. LNY, Lincoln Life and Delaware have been monitoring the progress of their trading partners; however, the efforts of these partners are beyond our control.

LNY, Lincoln Life and Delaware expect to have completed their necessary remediation and testing efforts prior to December 31, 1999. However, given the nature and complexity of the problem, there can be no guarantee by either company that there will not be significant computer problems in and around December 31, 1999.

STATEMENT OF ADDITIONAL
INFORMATION TABLE OF
CONTENTS FOR LINCOLN
NEW YORK ACCOUNT N
FOR VARIABLE ANNUITIES (REGISTRANT)

LINCOLN LIFE & ANNUITY
COMPANY OF NEW YORK
(DEPOSITOR)

    ITEM                                                  Page
    ----------------------------------------------
    Lincoln Life & Annuity Company of
       New York                                            B-2
    ----------------------------------------------
    Special terms                                          B-2
    ----------------------------------------------
    Services                                               B-2
    ----------------------------------------------
    Principal underwriter                                  B-2

    ITEM                                                  Page
    ----------------------------------------------
    Purchase of securities being offered                   B-2
    ----------------------------------------------
    Calculation of investment results                      B-2
    ----------------------------------------------
    Annuity payouts                                        B-5
    ----------------------------------------------
    Advertising and sales literature                       B-6
    ----------------------------------------------
    Financial statements                                   B-8

                                                                          [LOGO]

                  DELAWARE-LINCOLN NEW YORK CHOICEPLUS-SM- VARIABLE ANNUITY IS
                  ISSUED AND DISTRIBUTED BY LFA (FORM AN426NY), AND WHOLESALED
P-CP SAI          BY DELAWARE DISTRIBUTORS, L.P.

LINCOLN NEW YORK
ACCOUNT N FOR VARIABLE ANNUITIES (REGISTRANT)

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK (DEPOSITOR)

STATEMENT OF ADDITIONAL INFORMATION (SAI)

This SAI should be read along with the Prospectus of Lincoln New York Account N
for Variable Annuities (Delaware-Lincoln New York ChoicePlus) dated      2000.
You may obtain a copy of the Delaware-Lincoln New York ChoicePlus Prospectus on request and without charge. Please write Delaware-Lincoln New York ChoicePlus, P.O. Box 7866, Fort Wayne, Indiana 46801 or call 1-888-868-2583.

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
TABLE OF CONTENTS

ITEM                                  PAGE
------------------------------------------
Lincoln Life & Annuity Company of
  New York                             B-2
Special terms                          B-2
Services                               B-2
Principal underwriter                  B-2

------------------------------------------
ITEM                                  PAGE

Purchase of securities being offered   B-2
Calculation of investment results      B-2
Annuity payouts                        B-5
Advertising and sales literature       B-6
Financial statements                   B-8

THIS SAI IS NOT A PROSPECTUS.
The date of this SAI is

GENERAL INFORMATION AND
HISTORY OF LINCOLN LIFE &
ANNUITY COMPANY OF
NEW YORK ("LNY")

LNY is a life insurance company founded in New York on June 6, 1996. LNY is a subsidiary of Lincoln Life. Lincoln Life is one of the largest stock life insurance companies in the United States. Lincoln Life is owned by Lincoln National Corp. (LNC). LNC and Lincoln Life are organized under Indiana law. LNC's primary businesses are insurance and financial services.

SPECIAL TERMS

The special terms used in this SAI are the ones defined in the Prospectus. In connection with the term VALUATION DATE the New York Stock Exchange is currently closed on weekends and on these holidays: New Year's Day, Martin Luther King's Birthday, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day. If any of these holidays occurs on a weekend day, the Exchange may also be closed on the business day occurring before or just after the holiday.

SERVICES

INDEPENDENT AUDITORS

The statutory-basis financial statements of LNY appearing in this SAI and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports also appearing elsewhere in this document and in the Registration Statement. The financial statements audited by Ernst & Young LLP have been included in this document in reliance on their reports given on their authority as experts in accounting and auditing.

KEEPER OF RECORDS

All accounts, books, records and other documents which are to be maintained for the VAA are maintained by LNY or by third parties responsible to LNY. We have entered into an agreement with Delaware Management Company, 2005 Market Street, Philadelphia, PA 19203, to provide accounting services to the VAA. No separate charge against the assets of the VAA is made by LNY for this service.

PRINCIPAL UNDERWRITER

LINCOLN FINANCIAL ADVISORS CORPORATION ("LFA"), an Indiana corporation registered with the Securities and Exchange Commission as a broker-dealer, is the principal underwriter for the contracts, which are offered continuously. Delaware Distributors, L.P. will perform certain marketing and other ancillary functions as described in the Prospectus.

Sales charges and exchange privileges under the contracts are described in the Prospectus.

PURCHASE OF SECURITIES BEING OFFERED

The variable annuity contracts are offered to the public through licensed insurance agents who specialize in selling LNY products; through independent insurance brokers; and through certain securities brokers/dealers selected by LNY whose personnel are legally authorized to sell annuity products. There are no special purchase plans for any class of prospective buyers. However, under certain limited circumstances described in the Prospectus under the section Charges and other deductions, the contract and/or surrender charges may be waived.

There are exchange privileges between subaccounts, and between the VAA and LNY'S general account (see The Contract--Transfers of accumulation units between SUBACCOUNTS in the Prospectus.) No exchanges are permitted between the VAA and other separate accounts.

The offering of the contract is continuous.

CALCULATION OF INVESTMENT RESULTS

The paragraphs set forth below represent performance information for the VAA and the SUBACCOUNTS calculated in several different ways.

MONEY MARKET SUBACCOUNT

  1.  Seven-day yield: 2.82%.
      Length of base period used in computing yield: 7 days

  2. The yield reported above and in the table of condensed information in the Prospectus is determined by calculating the change in unit value for the base period (the 7-day period ended December 31, 1998;) then dividing this figure by the account value at the beginning of the period; then annualizing this result by the factor 365/7.

      This yield includes all deductions charged to the CONTRACTOWNER'S account, and excludes any realized gain and losses from the sale of securities.

PERFORMANCE OF THE VAA AND SUBACCOUNTS

Paragraph A is commonly referred to as "standard performance" because it is the formula used to calculate performance in accordance with that prescribed by the SEC. Under rules issued by the SEC, standard performance must be included in certain advertising material that discusses the performance of the VAA and the SUBACCOUNTS. Paragraph B below shows non-standard performance of the SUBACCOUNTS over the periods indicated in the tables set forth in the paragraph, adjusted to reflect the recurring charges and expenses associated with the contracts.

(A) STANDARD PERFORMANCE -- FORMULAS:

Average annual return for each period is determined by finding the average annual compounded rate of return over each period that would equate the initial amount invested to the ending redeemable value for that period, according to the following formula--

                        P(1+T)TO THE POWER OF n  =  ERV

Where:  P  =  a hypothetical initial PREMIUM PAYMENT of $1,000
       T = average annual total return for the period in question n = number of years
       ERV = ending redeemable value (as of the end of the period in question) of a hypothetical $1,000 PURCHASE PAYMENT made at the beginning of the 1-year, 5-year, or 10-year period in questions (or fractional portion thereof)

The formula assumes that: (1) all recurring fees have been charged to CONTRACTOWNER accounts; (2) all applicable non-recurring charges are deducted at the end of the period in question; and 3) there will be a complete redemption at the end of the period in question.

(B) NON-STANDARD SUBACCOUNT PERFORMANCE ADJUSTED FOR NON-RECURRING CONTRACT EXPENSE CHARGES

The examples below show, for the various SUBACCOUNTS of the VAA, non-standard performance for the stated periods. These figures are calculated as if the SUBACCOUNTS had commenced activity at the same time as the underlying funds

WITHDRAWAL CHARGE AND MARKET VALUE ADJUSTMENT EXAMPLES

The following example illustrates the detailed calculations for a $50,000 deposit into the fixed account with a guaranteed rate of 4.5% for a duration of five years. The intent of the example is to show the effect of the "MVA" and the 3% minimum guarantee under various interest rates on the calculation of the cash surrender (withdrawal) values. Any charges for optional death benefit risks are not taken into account in the example. The effect of the MVA is reflected in the index rate factor in column (2) and the minimum 3% guarantee is shown under column (4) under the "Surrender Value Calculation". The "Market Value Adjustment Tables" and "Minimum Value Calculation" contain the explicit calculation of the index factors and the 3% minimum guarantee respectively.

                           WITHDRAWAL CHARGE EXAMPLE

                     SAMPLE CALCULATIONS FOR MALE 35 ISSUE
                             CASH SURRENDER VALUES

Single Premium..............................................  $50,000
Premium Taxes...............................................  None
Withdrawals.................................................  None
Guaranteed Period...........................................  5 years
Guaranteed Interest Rate....................................  4.50%
Annuity Date................................................  Age 70
Index Rate A................................................  5.00%
Index Rate B................................................  6.00% End of contract year 1
                                                              5.50% End of contract year 2
                                                              5.00% End of contract year 3
                                                              4.00% End of contract year 4
Percentage Adjustment to Index Rate B.......................  0.50%

                          SURRENDER VALUE CALCULATION

                                                                             (5)
                         (1)         (2)            (3)          (4)       GREATER       (6)         (7)
                       ANNUITY    INDEX RATE     ADJUSTED      MINIMUM       OF       SURRENDER   SURRENDER
CONTRACT YEAR           VALUE       FACTOR     ANNUITY VALUE    VALUE     (3) & (4)    CHARGE       VALUE
-------------          --------   ----------   -------------   --------   ---------   ---------   ---------
1....................  $52,250     0.944841       $49,368      $51,500     $51,500     $3,000      $48,500
2....................  $54,601     0.971964       $53,070      $53,045     $53,070     $3,000      $50,070
3....................  $57,058     0.990544       $56,519      $54,636     $56,519     $2,500      $54,019
4....................  $59,626     1.004785       $59,911      $56,275     $59,911     $2,000      $57,911
5....................  $62,309       NA           $62,309      $57,964     $62,309     $1,500      $60,809

                           ANNUITY VALUE CALCULATION

CONTRACT YEAR
-------------
1...............................  $50,000  X  1.045  =  $52,250
2...............................  $52,250  X  1.045  =  $54,601
3...............................  $54,601  X  1.045  =  $57,058
4...............................  $57,058  X  1.045  =  $59,626
5...............................  $59,626  X  1.045  =  $62,309

                          SURRENDER CHARGE CALCULATION

CONTRACT YEAR                                                 SC FACTOR   SURRENDER CHG
-------------                                                 ---------   -------------
1...........................................................    0.06         $3,000
2...........................................................    0.06         $3,000
3...........................................................    0.05         $2,500
4...........................................................    0.04         $2,000
5...........................................................    0.03         $1,500

                        MARKET VALUE ADJUSTMENT EXAMPLE

                        INTEREST RATE FACTOR CALCULATION

CONTRACT YEAR                                 INDEX A    INDEX B    ADJ. INDEX B      N        RESULT
-------------                                 --------   --------   ------------   --------   --------
1...........................................   5.00%      6.00%        6.50%          4       0.944841
2...........................................   5.00%      5.50%        6.00%          3       0.971964
3...........................................   5.00%      5.00%        5.50%          2       0.990544
4...........................................   5.00%      4.00%        4.50%          1       1.004785
5...........................................   5.00%       N/A          N/A          N/A        N/A

                           MINIMUM VALUE CALCULATION

CONTRACT YEAR
-------------
1.........................................  $50,000  X  1.03  =  $51,500
2.........................................  $51,500  X  1.03  =  $53,045
3.........................................  $53,045  X  1.03  =  $54,636
4.........................................  $54,636  X  1.03  =  $56,275
5.........................................  $56,275  X  1.03  =  $57,964

ANNUITY PAYOUTS

VARIABLE ANNUITY PAYOUTS

Variable ANNUITY PAYOUTS will be determined on the basis of: (1) the dollar value of the contract on the ANNUITY DATE; (2) the annuity tables contained in the CONTRACT; (3) the type of ANNUITY OPTION selected; and (4) the investment results of the fund(s) selected. In order to determine the amount of variable ANNUITY PAYOUTS, LNY makes the following calculation: first, it determines the dollar amount of the first payout; second, it credits the contract with a fixed number of ANNUITY UNITS based on the amount of the first payout; and third, it calculates the value of the ANNUITY UNITS each period thereafter. These steps are explained below.

The dollar amount of the first periodic variable ANNUITY PAYOUT is determined by applying the total value of the ACCUMULATION UNITS credited under the contract valued as of the ANNUITY DATE (less any premium taxes) to the annuity tables contained in the contract. The first variable annuity payout will be paid 14 days after the ANNUITY DATE. This day of the month will become the day on which all future ANNUITY PAYOUTS will be paid. Amounts shown in the tables are based on the 1983 Table "a" Individual Annuity Mortality Tables, modified, with an assumed investment return at the rate of 4% per annum. The first ANNUITY PAYOUT is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. These annuity tables vary according to the form of annuity selected and the age of the ANNUITANT at the ANNUITY DATE. The 4% interest rate stated above is the measuring point for subsequent ANNUITY PAYOUTS. If the actual net investment rate (annualized) exceeds 4%, the payout will increase at a rate equal to the amount of such excess. Conversely, if the actual rate is less than 4%, ANNUITY PAYOUTS will decrease. If the assumed rate of interest were to be increased, ANNUITY PAYOUTS would start at a higher level but would decrease more rapidly or increase more slowly.

LNY may use sex distinct annuity tables in contracts that are not associated with employer sponsored plans and where not prohibited by law. At an ANNUITY DATE, the contract is credited with ANNUITY UNITS for each SUBACCOUNT on which variable ANNUITY PAYOUTS are based. The number of ANNUITY UNITS to be credited is determined by dividing the amount of the first periodic payout by the value of an ANNUITY UNIT in each subaccount selected. Although the number of ANNUITY UNITS is fixed by this process, the value of such units will vary with the value of the underlying fund.

The amount of the second and subsequent periodic payout is determined by multiplying the CONTRACTOWNER'S fixed number of ANNUITY UNITS in each SUBACCOUNT by the appropriate ANNUITY UNIT value for the valuation date ending 14 days prior to the date that payout is due.

The value of each subaccount's ANNUITY UNIT will be set initially at $1.00. The ANNUITY UNIT value for each SUBACCOUNT at the end of any VALUATION DATE is determined by multiplying the SUBACCOUNT ANNUITY UNIT value for the immediately preceding VALUATION DATE by the product of:

  (a) The net investment factor of the SUBACCOUNT for the VALUATION PERIOD for which the ANNUITY UNIT value is being determined, and

  (b) A factor to neutralize the assumed investment return in the annuity table.

The value of the ANNUITY UNITS is determined as of a VALUATION DATE 14 days prior to the payment date in order to permit calculation of amounts of ANNUITY PAYOUTS and mailing of checks in advance of their due dates. Such checks will normally be issued and mailed at least three days before the due date.

PROOF OF AGE, SEX AND SURVIVAL

LNY may require proof of age, sex, or survival of any payee upon whose age, sex, or survival payments depend.

ADVERTISING AND SALES LITERATURE

As set forth in the Prospectus, LNY may refer to the following organizations (and others) in its marketing materials.

A.M. BEST'S RATING SYSTEM is designed to evaluate the various factors affecting the overall performance of an insurance company in order to provide an opinion as to an insurance company's relative financial strength and ability to meet its contractual obligations. The procedure includes both a quantitative and qualitative review of each company. A.M. Best also provides certain rankings, to which LNY intends to refer.

DUFF & PHELPS insurance company claims paying ability (CPA) service provides purchasers of insurance company policies and contracts with analytical and statistical information on the solvency and liquidity of major U.S. licensed companies, both mutual and stock.

EAFE INDEX is prepared by Morgan Stanley Capital International (MSCI). It measures performance of equity securities in Europe, Australia and the Far East. The index reflects the movements of world stock markets by representing the evolution of an unmanaged portfolio. The EAFE Index offers international diversification representing 1,000 companies across 20 different countries.

LIPPER VARIABLE INSURANCE PRODUCTS PERFORMANCE ANALYSIS SERVICE is a publisher of statistical data covering the investment company industry in the United States and overseas. Lipper is recognized as the leading source of data on open-end and closed-end funds. Lipper currently tracks the performance of over 5,000 investment companies and publishes numerous specialized reports, including reports on performance and portfolio analysis, fee and expense analysis.

MOODY'S INVESTORS SERVICE insurance financial strength rating is a an opinion of an insurance company's financial strength, market leadership, and ability to meet financial obligations. The purpose of Moody's ratings is to provide investors with a simple system of gradation by which the relative quality of insurance companies may be noted.

MORNINGSTAR is an independent financial publisher offering comprehensive statistical and analytical coverage of open-end and closed-end funds and variable annuities.

STANDARD & POOR'S insurance claims-paying ability rating is an opinion of an operating insurance company's financial capacity to meet obligations under an insurance policy in accordance with the terms. The likelihood of a timely flow of funds from the insurer to the trustee for the bondholders is a key element in the rating determination for such debt issues.

VARDS (VARIABLE ANNUITY RESEARCH DATA SERVICE) provides a comprehensive guide to variable annuity contract features and historical fund performance. The service also provides a readily understandable analysis of the comparative characteristics and market performance of funds inclusive in variable contracts.

STANDARD & POOR'S INDEX -- A broad-based measurement of U.S. stock-market performance based on the weighted performance of 500 common stocks of leading company's and leading industries, commonly known as the Standard & Poor's (S&P
500). The selection of stocks, their relative weightings to reflect differences in the number of outstanding shares, and publication of the index itself are services of Standard & Poor's Corporation, a financial advisory, securities rating, and publishing firm.

RUSSELL 1000 INDEX -- Measures the performance of the 1,000 largest companies in the Russell 3000 Index, which represents approximately 90% of the total market capitalization of the Russell 3000 that measures 3000 of the largest US companies.

RUSSELL 2000 INDEX -- Measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 10% of the total market capitalization of the Russell 3000 that measures 3000 of the largest US companies.

LEHMAN BROTHERS AGGREGATE BOND INDEX -- Composed of securities from Lehman Brothers Government/Corporate Bond Index, Mortgage-Backed Securities Index, and the Asset-Backed Securities Index. Indexes are rebalanced monthly by market capitalization.

LEHMAN BROTHERS GOVERNMENT/CORPORATE BOND INDEX -- This is a measurement of the movement of approximately 4,200 corporate, publicated traded, fixed-rate, nonconvertible, domestic debt securities, as well as the domestic debt securities issued by the U.S. government or its agencies.

LEHMAN BROTHERS GOVERNMENT INTERMEDIATE BOND INDEX -- Composed of all bonds covered by the Lehman Brothers Government Bond Index (all publicly issued, nonconvertible, domestic debt of the US government or any agency thereof, quasi-federal corporations, or corporate debt guaranteed by the US government) with maturities between one and 9.99 years.

MERRILL LYNCH HIGH YIELD MASTER INDEX -- This is an index of high yield debt securities. High yield securities are those below the top four quality rating categories and are considered more risky than investment grade. Issues must be rated by Standard & Poor's or by Moody's Investors Service as less than investment grade (i.e., BBB or Baa) but not in default (i.e. DDD1 or less). Issues must be in the form of publicly placed nonconvertible, coupon-bearing US domestic debt and must carry a term to maturity of at least one year.

MORGAN STANLEY EMERGING MARKETS FREE INDEX -- A market capitalization weighted index composed of companies representative of the market structure of 22 Emerging Market countries in Europe, Latin America, and the Pacific Basin. This index excludes closed markets and those shares in otherwise free markets, which are not purchasable by foreigners.

MORGAN STANLEY WORLD CAPITAL INTERNATIONAL WORLD INDEX -- A market capitalization weighted index composed of companies representative of the market structure of 22 Developed Market countries in North America, Europe and the Asia/Pacific Region.

MORGAN STANLEY PACIFIC BASIN (EX-JAPAN) INDEX -- An arithmetic, market value-weighted average of the performance of securities listed on the stock exchanges of the following Pacific Basin Countries: Australia, Hong Kong, Malaysia, New Zealand and Singapore.

NAREIT EQUITY REIT INDEX -- All of the data is based on the last closing price of the month for all tax-qualified REITs listed on the New York Stock Exchange, American Stock Exchange, and the NASDAQ National Market System. The data is market weighted.

SALOMON BROTHERS WORLD GOVERNMENT BOND (NON US) INDEX -- A market capitalization weighted index consisting of government bond markets of the following 13 countries: Australia, Austria, Belgium, Canada, Denmark, France, Germany, Italy, Japan, The Netherlands, Spain, Sweden, and The United Kingdom.

SALOMON BROTHERS 90 DAY TREASURY-BILL INDEX -- Equal dollar amounts of three-month Treasury bills are purchased at the beginning of each of three consecutive months. As each bill matures, all proceeds are rolled over or reinvested in a new three-month bill.

STANDARD AND POOR'S INDEX (S&P 400) -- Consists of 400 domestic stocks chosen for market size, liquidity, and industry group representations.

STANDARD AND POOR'S UTILITIES INDEX -- The utility index is one of several industry groups within the broader S&P 500. Utility stocks include electric, natural gas, and telephone companies included in the S&P 500.

NASDAQ-QTC PRICE INDEX -- this index is based on the National Association of Securities Dealers Automated Quotations (NASDAQ) and represents all domestic over-the-counter stocks except those traded on exchanges and those having only one market maker, a total of some 3,500 stocks. It is market value-weighted and was introduced with a base of 100.00 on February 5, 1971.

DOW JONES INDUSTRIAL AVERAGE (DJIA) -- A price-weighted average of 30 actively traded blue chip stocks, primarily industrials but including American Express Company and American Telephone and Telegraph Company. Prepared and published by Dow Jones & Company, it is the oldest and most widely quoted of all the market indicators. The average is quoted in points, not dollars.

In its advertisements and other sales literature for the VAA and the SERIES funds, LNY intends to illustrate the advantages of the contracts in a number of ways:

COMPOUND INTEREST ILLUSTRATIONS. These will emphasize several advantages of the variable annuity contract. For example, but not by way of illustration, the literature may emphasize the potential tax advantage of the VARIABLE ANNUITY ACCOUNT over the fixed account; and the compounding effect when a client makes regular deposits to his or her contract.

INTERNET. An electronic communications network which may be used to provide information regarding LNY, performance of the subaccounts and advertisement literature.

DOLLAR-COST AVERAGING. (DCA) -- You may systematically transfer on a monthly basis amounts from certain SUBACCOUNTS, or the fixed side of the contract into the SUBACCOUNTS. You may elect to participate in the DCA program at the time of application or at anytime before the ANNUITY DATE by completing an election form available from us and sending it to our Servicing Office. The minimum amount to be dollar cost averaged is $2,000 over any period between six and 60 months. Once elected, the program will remain in effect until the earlier of: (1) the ANNUITY DATE; (2) the value of the amount being dollar cost averaged is depleted; or (3) you cancel the program by written request or by telephone if we have your telephone authorization on file. Currently, there is no charge for this service. However, we reserve the right to impose one. A transfer under this program is not considered a transfer for purposes of limiting the number of transfers that may be made, or assessing any charges or MVA which may apply to transfers. We reserve the right to discontinue this program at any time. DCA does not assure a profit or protect against loss.

AUTOMATIC WITHDRAWAL SERVICE. (AWS) -- AWS provides an automatic, periodic withdrawal of ANNUITY ACCOUNT VALUE to you. You may elect to participate in AWS at the time of application or at any time before the ANNUITY DATE by sending a written request to our Servicing Office. The minimum ANNUITY ACCOUNT VALUE required to establish AWS is $10,000. You may cancel or make changes to your AWS program at any time by sending a written request to us at our Servicing Office. If telephone authorization has been elected, certain changes may be by telephone. Notwithstanding the requirements of the program, any withdrawal must be permitted by Section 401(a)(9) of the Code for qualified plans or permitted under Section 72 for non-qualified contracts. To the extent that withdrawals under AWS do not qualify for an exemption from the contingent deferred sales charge, we will assess any applicable surrender charges on those withdrawals. See Charges and other deductions -- Surrender charge. Currently, there is no charge for this service. However, we reserve the right to impose one. If a charge is imposed, it will not exceed $25 per transaction or 2% of the amount withdrawn, whichever is less. We reserve the right to discontinue this service at any time.

ACCOUNT REBALANCING. Account rebalancing is an option which, if elected by the CONTRACTOWNER, restores to a pre-determined level the percentage of ANNUITY ACCOUNT VALUE allocated to each variable account SUBACCOUNT (e.g., 20% Money Market, 50% Growth, 30% Utilities). This pre-determined level will be the allocation initially selected when the contract was purchased, unless subsequently changed. The account rebalancing allocation may be changed at any time by submitting a request to us at our Servicing Office.

If account rebalancing is elected, all PREMIUM PAYMENTS allocated to the variable account SUBACCOUNTS must be subject to account rebalancing. The fixed account SUBACCOUNT is not available for account rebalancing.

Account rebalancing may take place on either a quarterly, semi-annual or annual basis, as selected by the CONTRACTOWNER. Once the account rebalancing option is activated, any variable account SUBACCOUNT transfers executed outside of the account rebalancing option will terminate the account rebalancing option. Any subsequent PREMIUM PAYMENT or withdrawal that modifies the account balance within each variable account SUBACCOUNT may also cause termination of the account rebalancing option. Any such termination will be confirmed to the CONTRACTOWNER. The CONTRACTOWNER may terminate the account rebalancing option or re-enroll at any time by calling or writing LNY at our Servicing Office.

The account rebalancing program is not available following the ANNUITY DATE. Currently, there is no charge for this service. However, we reserve the right to impose one.

LNY'S CUSTOMERS. More than 145,000 individuals and 400 employers trust LNY to help them plan for retirement. They're in good company with a good company, a company known for financial strength and superior service. As a member of the Insurance Marketplace Standards Association (IMSA), we are committed to upholding strong business ethics.

LNY'S ASSETS, SIZE. LNY may discuss its general financial condition (see, for example, the reference to A.M. Best Company, above); it may refer to its assets; it may also discuss its relative size and/or ranking among companies in the industry or among any sub-classification of those companies, based upon recognized evaluation criteria (see reference to A.M. Best Company above). For example, at December 31, 1998 LNY had statutory-basis admitted assets of over $2 billion.

FINANCIAL STATEMENTS

The statutory-basis financial statements of LNY appear on the following pages (This will be filed by amendment).

                           PART C--OTHER INFORMATION

ITEM 24.

   (a)  LIST OF FINANCIAL STATEMENTS

        (1)   Part A

              The Table of Condensed Financial Information is included in Part A of this Registration Statement. Not applicable.

        (2)   Part B

              The following financial statements of Account N are included in the
              SAI: Not Applicable.

        (3)   Part B

              The following Statutory Financial Statements and Schedules of Lincoln
              Life & Annuity Company of New York are included in the SAI: (TO BE
              FILED BY AMENDMENT.)

 24(b)  LIST OF EXHIBITS

        (1)    (a)  Resolution of Board of Directors and Memorandum authorizing establishment of Account N.

               (b)  Amendment to that Certain Memorandum.

        (4)    (a)  Form of Contract

        (5)    (a)  Form of application

        (6)    (a)  Articles of Incorporation and By-laws of Lincoln Life & Annuity
                    Company of New York are incorporated herein by reference to
                    Registration Statement on Form N-4 (333-10863) filed on 8/27/96.

        (8)    (a)  Amended and Restated Principal Underwriting Agreement--Lincoln
                    Financial Advisors/Lincoln Life & Annuity Company of New York

               (b)  Form of Wholesaling Agreement

               (c)  Form of Delaware Service Agreement is incorporated herein by reference to Pre-Effective Amendment No. 1 (333-38007) filed on
                    10/11/99.

               (d)  Form of Services Agreement is incorporated herein by reference to
                    Pre-Effective Amendment No. 1 (333-38007) filed on 10/11/99.

               (e)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and AIM Insurance Funds, Inc. is incorporated herein by reference to Post-Effective Amendment No. 1 (333-46113) filed on
                    February 26, 1999.

               (f)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and the Capital Research Funds. (TO BE FILED BY
                    AMENDMENT)

               (g)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and the Delaware Funds. (TO BE FILED BY AMENDMENT)

               (h)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and Variable Insurance Products and Fidelity Insurance
                    Funds And Fidelity Distributors Corporation is incorporated herein by reference to Post-Effective No. 5 (333-10863) filed on
                    April 26, 1999

                          (i) Amendment to Fidelity FPA as of October 15, 1999.

               (i)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and Variable Insurance Products Fund II and Fidelity
                    Distributors Corporation is incorporated herein by reference to
                    Post-Effective No. 5 (333-10863) filed on April 26, 1999.

               (j)  Form of Participation Agreement between Lincoln Life & Annuity
                    Company of New York and Variable Insurance Products Fund III and
                    Fidelity Distributors Corporation.

               (k)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and Franklin/Templeton Funds is incorporated herein by reference to Post-Effective Amendment No. 1 (333-46113) filed on
                    February 26, 1999.

               (l)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and MFS Variable Insurance Funds is incorporated herein by reference to Post-Effective Amendment No. 1 (333-46113) filed on February 26, 1999.

               (m)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and Alliance Variable Products Series Fund (TO BE FILED
                    BY AMENDMENT)

               (n)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and BT Insurance Funds is incorporated herein by
                    reference to Post-Effective Amendment No. 1 (333-46113) filed on
                    February 26, 1999.

               (o)  Participation Agreement between Lincoln Life & Annuity Company of
                    New York and the Liberty Variable Investment Trust Fund (TO BE
                    FILED BY AMENDMENT)

               (p)  Form of Participation Agreement between Lincoln Life & Annuity
                    Company of New York and the Lincoln National Bond Fund

               (q)  Form of Participation Agreement between Lincoln Life & Annuity
                    Company of New York and the Lincoln National Money Market Fund.

        (9)   Opinion and Consent of Robert O. Sheppard, Corporate Counsel (TO BE
              FILED BY AMENDMENT)

        (10)  Opinion and Consent of Ernst & Young LLP, Independent Auditors (TO BE
              FILED BY AMENDMENT)

        (11)  Not applicable.

        (13)  Schedule of Performance Computation. (TO BE FILED BY AMENDMENT)

        (14)  Not applicable.

        (15)   (a)  Organizational Chart of Lincoln National Life Insurance Holding
                    Company System incorporated herein by reference to Pre-Effective
                    Amendment No. 1 (333-38007) filed on 10/11/99.

               (b)  Memorandum Concerning Books and Records incorporated herein by reference to Pre-Effective Amendment No. 1 (333-38007) filed on
                    10/11/99.

ITEM 25.

    The following list contains the officers and directors of Lincoln Life & Annuity Company of New York who are engaged directly or indirectly in activities relating to the Lincoln New York Account N for Variable Annuities Variable Annuity Account N as well as the contracts, funded through Account N. The list also shows Lincoln Life & Annuity Company of New York's executive officers.

NAME                                        POSITIONS AND OFFICES WITH LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
----                                        ---------------------------------------------------------------------
Joanne B. Collins* .......................  President, Treasurer and Director

Troy D. Panning* .........................  Second Vice President and Chief Financial Officer

Roland C. Baker ..........................  Director
  1801 S. Meyers Road
  Oakbrook Terrace, IL 60161

J. Patrick Barrett .......................  Director
  Chairman & CEO
  Carpat Investments
  4605 Watergap
  Manlius, NY 13104

Thomas D. Bell, Jr. ......................  Director
  President & CEO
  Young & Rubicam Advertising
  285 Madison Avenue
  New York, NY 10017

Jon A. Boscia*** .........................  Director

Kathleen R. Gorman* ......................  Assistant Vice President

John H. Gotta***** .......................  Director

Barbara S. Kowalczyk*** ..................  Director

M. Leanne Lachman ........................  Director
  Managing Director
  Boston Financial
  437 Madison Avenue - 18th Floor
  New York, NY 10022

Louis G. Marcoccia .......................  Director
  Senior Vice President
  Syracuse University
  Skytop Office Building
  Skytop Road
  Syracuse, NY 13244-5300

John M. Pietruski ........................  Director
  One Penn Plaza
  Suite 3408
  New York, NY 10119

Lawrence T. Rowland**** ..................  Director

NAME                                        POSITIONS AND OFFICES WITH LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK
----                                        ---------------------------------------------------------------------
Robert O. Sheppard* ......................  Assistant Vice President

Richard C. Vaughan*** ....................  Director

C. Suzanne Womack*** .....................  Secretary

------------------------

* Principal business address of each person is 120 Madison Street, 17th Floor, Syracuse, New York 13202.

** Principal business address of each person is 1300 S. Clinton Street, Fort Wayne, Indiana 46802.

*** Principal business address of each person is Centre Square, West Tower, 1500 Market St., Suite 3900, Philadelphia, PA 19102.

**** Principal business address of each person is 1700 Magnovox Way, One Reinsurance Place, Fort Wayne, Indiana 46804.

***** Principal business address of each person is 350 Church Street, Hartford, CT 06103.

ITEM 26.

                     PERSONS CONTROLLED BY OR UNDER COMMON
                    CONTROL WITH THE DEPOSITOR OR REGISTRANT

    See Exhibit 15(a): The Organizational Chart of The Lincoln National Insurance Holding Company System is hereby incorporated herein by this reference.

ITEM 27.

                           NUMBER OF CONTRACT OWNERS

    Not applicable.

ITEM 28.

                          INDEMNIFICATION--UNDERTAKING

(a) Brief description of indemnification provisions.

    In general, Article VII of the By-Laws of Lincoln Life & Annuity Co. of NY
    (LNY) provides that LNY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LNY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LNY. Certain additional conditions apply to indemnification in criminal proceedings.

    In particular, separate conditions govern indemnification of directors, officers, and employees of LNY in connection with suits by, or in the rights of LNY.

    Please refer to Article VII of the By-Laws of LNY (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, Indiana law.

(b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933:

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.

                        (1)                                (2)               (3)            (4)             (5)
                                                     NET UNDERWRITING   COMPENSATION
NAME OF PRINCIPAL                                     DISCOUNTS AND          ON          BROKERAGE
UNDERWRITER                                            COMMISSIONS       REDEMPTION     COMMISSIONS    COMPENSATION
-----------                                          ----------------   -------------   ------------   -------------
Lincoln Financial Advisors Corporation.............        None                 a           None               b

Notes:

(a) These figures represent compensation received by Lincoln Life & Annuity Company of New York for surrender, withdrawal and contract charges. See Charges and other deductions, in the Prospectus.

(b) These figures represent compensation received by Lincoln Life & Annuity Company of New York for mortality and expense guarantees. See Charges and other deductions, in the Prospectus.

ITEM 30.

                        LOCATION OF ACCOUNTS AND RECORDS

    Exhibit 15(b) is hereby expressly incorporated herein by this reference.

ITEM 31.

    Not applicable.

ITEM 32. UNDERTAKINGS

(a) Registrant undertakes that it will file a post-effective amendment to this registration statement as frequently as necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes that it will include either (1) as part of any application to purchase an Individual Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request to LNY at the address or phone number listed in the Prospectus.

(d) LNY hereby represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by LNY.

(e) Registrant hereby represents that it is relying on the American Council of Life Insurance (avail. Nov. 28, 1988) no-action letter with respect to Contracts used in connection with retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code, and represents further that it will comply with the provisions of paragraphs (1) through (4) set forth in that no-action letter.

                                   SIGNATURES

    (a) As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Syracuse, and State of New York on this 28th day of December, 1999.

                                                       Lincoln New York Account N for Variable
                                                       Annuities
                                                       (Registrant)

                                                       By:            /s/ Joanne B. Collins
                                                            -----------------------------------------
                                                                   Joanne B. Collins, PRESIDENT

                                                       Lincoln Life & Annuity Company of New York
                                                       (Depositor)

                                                       By:            /s/ Joanne B. Collins
                                                            -----------------------------------------
                                                                   Joanne B. Collins, PRESIDENT

    (b) As required by the Securities Act of 1933, this Registration Statement has been signed for the Depositor by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                /s/ Joanne B. Collins                  President, Treasurer and     December 28, 1999
     -------------------------------------------         Director (Principal
                  Joanne B. Collins                      Executive Officer)

                                                       Second Vice President and    December 28, 1999
                 /s/ Troy D. Panning                     Chief Financial Officer
     -------------------------------------------         (Principal Financial
                   Troy D. Panning                       Officer and Principal
                                                         Accounting Officer)

                 /s/ Roland C. Baker
     -------------------------------------------       Director                     December 28, 1999
                   Roland C. Baker

     -------------------------------------------       Director
                 J. Patrick Barrett

               /s/ Thomas D. Bell, Jr.
     -------------------------------------------       Director                     December 28, 1999
                 Thomas D. Bell, Jr.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
                  /s/ Jon A. Boscia
     -------------------------------------------       Director                     December 28, 1999
                    Jon A. Boscia

                  /s/ John H. Gotta
     -------------------------------------------       Director                     December 28, 1999
                    John H. Gotta

              /s/ Barbara S. Kowalczyk
     -------------------------------------------       Director                     December 28, 1999
                Barbara S. Kowalczyk

                /s/ M. Leanne Lachman
     -------------------------------------------       Director                     December 28, 1999
                  M. Leanne Lachman

     -------------------------------------------       Director
                 Louis G. Marcoccia

                /s/ John M. Pietruski
     -------------------------------------------       Director                     December 28, 1999
                  John M. Pietruski

               /s/ Lawrence T. Rowland
     -------------------------------------------       Director                     December 28, 1999
                 Lawrence T. Rowland

               /s/ Richard C. Vaughan
     -------------------------------------------       Director                     December 28, 1999
                 Richard C. Vaughan

                /s/ C. Suzanne Womack
     -------------------------------------------       Secretary                    December 28, 1999
                  C. Suzanne Womack